Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr


06013414

May 08, 2006


SEC MAIL PROCESSING
RECEIVED
MAY 1 1 2006
WASH, D.C.
160
SECTION

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

12g3-2 (b) filing number: 82-3636

Please find attached Garanti Bank's first quarter earnings release announcement and its financial statements for the period ended March 31, 2006 prepared in line with the BRSA's (Banking Regulation and Supervisory Agency) directives.

Yours sincerely,

Olca Erdost	Handan Saygın
Vice President	Senior Vice President
Corporate Strategy, Business Development	Corporate Strategy, Business Development
& Investor Relations	& Investor Relations

Garanti

3 May 2006

GARANTİ BANK REPORTS FIRST QUARTER NET INCOME OF 251 MILLION YTL - 67% YEAR-ON-YEAR INCREASE

B/S Highlights

- Total assets were up by 6.6% as compared to YE 2005
- TL loans increased by 21.5%; while FC loans were up by 23.5% in US$ terms over YE2005
- Share of performing loans in total assets increased to 52.6% in Q1-2006 from 45.9% at YE2005
- Share of consumer and SME segments in gross cash loans were 46.1%
- TL deposits increased by 17.3% in TL terms and FC deposits went up by 0.6% in US$ terms as compared to YE2005
- Shareholders' equity increased by 6.5%, reaching YTL4.2 Billion

P/L Highlights

- Total revenues increased by 6.7% y-o-y
- Operating income was up by 2.2% as compared to a year ago
- Net fee and commission income was up by 48.7% on an annual basis, and up by 18.5% on a quarterly basis
- Net fee and commission income covered 70.1% of operating expenses in Q1-2006, compared to 53.2% in Q1-2005
- Net income was YTL250.8 Million
- Cost / Income ratio improved to 50.7% in Q1-2006, down from 60.1% in Q1-2005
- ROAA and ROAE were 2.67% and 24.91%, respectively

Q1 2006 Balance Sheet Performance

Garanti continued to increase its loans which composed more than half of its total assets at end of Q1-2006.

- Share of performing loans in total assets increased by another 675 bps reaching 52.6% in Q1-2006 while share of securities composed 29.7% of the assets.
- On the liability side, total deposits made up 63.8% of total liabilities and shareholders' equity. Share of funds borrowed and interbank decreased, contributing 19.0% of the liability mix. Shareholders' equity in total liabilities and shareholders' equity mix was stable at 10.7%

Loans to retail segment contributed almost half of the total loans.

- Loans to retail segment composed of credit cards, consumer loans and SMEs contributed 46.1% of the cash loan portfolio.
- Share of credit cards in total loans decreased to 19.5% in Q1-2006 from 23.0% in 2005 due to faster increase in consumer loans and SMEs.
- Consumer and SME segment deposits contribute 59.9% of total deposits.

Garanti registered a significant growth in its loan portfolio during the first quarter.

- During the first quarter of 2006, TL loans surged by 21.5% and FC loans in US$ terms increased by 23.5% YTD.
- Year-over-year increase in TL and FC loans were 98.1% and 63.5%, respectively
- Currency breakdown loans remained flat.
- Garanti realized a sizeable increase in both TL and FC loan market shares. In the first quarter, its share in TL and FC loan market increased 110 bps and 170 bps, respectively.

Garanti continued to rapidly grow its consumer lending portfolio during the first three months of 2006.

- Consumer loans (excluding credit cards) increased at a fast pace by 28.1% YTD.
- Credit card growth in Q1 was above market growth, at 4.3%.
- Due to faster growth rates experienced in consumer loans, share of credit cards in total consumer loans decreased by 512 bps to 49.2%, whereas share of housing loans increased to 25.5% in Q1-2006.
- Total consumer loans, including credit cards, increased by 15.1% YTD and 101.2% Y-o-Y.
- Garanti's market share in housing, auto and general purpose loans increased 40 bps, 170 bps and 50 bps, respectively.

Stronger asset quality was achieved.

- NPL ratio improved 40 bps to 3.7% in Q1-2006, and the coverage ratio slightly increased to 67.6%
- Share of consumer loans in TL loans increased to 38.1% in Q1-2006 from 36.0% at YE2005, whereas share of credit cards were down by 530 bps during the same period

Targeting leadership in credit cards with a continuous stream of innovative offerings, Garanti further increased its market share both in issuing and acquiring volumes.

- Garanti's issuing volume increased to 21.9% in Q1-2006 from 20.6% at YE2005 while its acquiring volume increased to 21.3% from 19.6%.
- Garanti's success in growing its market share is derived from its ability to offer a continuous stream of innovative products.
- Flexicard, the first card in Europe allowing customers to custom design their credit card in accordance with their specific financial needs was launched in January 2006.

Increase in customer funds was sustainable and high. Improvement in favorable deposit mix continued.

- TL deposits increased by 17.3% in Q1-2006 and 60.6% over Q1-2005 year, reaching YTL 13,680 Million.
- FC deposits in US$ terms were up by 0.6% YTD.
- Total customer funds increased by 5.6% during the first quarter, reaching YTL50,123 Million.
- Share of T-bills under custody stood at 42.0%, whereas TL and FC deposits' share in total remained the same at 47.5%.
- Share of TL deposits in total deposits continued to increase and reached 55.2% as of Q1 2006.
- Garanti managed to increase its market share in TL deposits; from 7.4% in 2005 to 8.0% in Q1-2006.
- Market share in TL and demand deposits were up by 60 bps each, whereas market share in total deposits increased by 20 bps in Q1-2006.

Improvement in free equity was at a significant level. Garanti managed to defend margin pressure with increasing share of higher margin TL assets.

- Free equity increased to US$1,357 Million in Q1-2006.
- Free funds went up slightly in Q1-2006 and stood at US$5,337 million. Ratio of free funds to interest earning assets was 20.4% in Q1-2006.
- TL B/S margins were 7.9% while FC B/S margins were 2.71% as of end of March 2006. The share of higher margin TL assets further increased to compose 54.4% of total B/S.

Garanti

Q1 2006 P/L Performance

Composition of interest income and interest expense was in line with real banking focus.

- Interest earned on total loans composed 62.3% of interest income in Q1-2006, as compared to 51.0% in Q1-2005.
- Interest paid to deposits composed 79.8% of interest expense in Q1-2006.

Garanti registered a significant growth in sustainable revenues in Q1-2006.

- Ordinary Banking income YTD was YTL718 Million.
- Share of sustainable/customer-driven income in ordinary banking income increased further to 77.8% in Q1-2006 from 64.4% in Q1-2005.

Growth in the Bank's fee and commission income was notable in Q1-2006.

- Net fee and commission income increased by 48.7% over Q1-2005, and 18.5% over Q4-2005.
- 73.8% of non-interest income is from net fee and commission income.
- Despite large growth in average assets net fee and commission income to average assets went up to 2.55% in Q1-2006 from 2.44% in Q1-2005.
- Net fee and commission income covers 70.1% of operating expenses in Q1-2006 whereas this coverage ratio was 53.2% a year ago.

Garanti achieved significant improvement in operating expense ratios.

- Although operating expenses increased by 12.8% y-o-y, mainly due to new branch openings, operating expenses to average assets improved to 3.23% in Q1-2006 from 4.15% in Q1-2005.
- Cost / Income ratio improved to 50.7% in Q1-2006 down from 60.1% in Q1-2005.

High growth in loan and deposit volumes coupled with strong fee and commission income resulted in solid profitability ratios.

- ROAA and ROAE were 2.67% and 24.91%, as of Q1-2006.
- Garanti's capital adequacy ratio stood at 13.6% as of Q1-2006, well within the comfort zone.

* * *




SEC MAIL PROCESSING
RECEIVED
MAY 1 1 2006
WASH, D.C.
160
SECTION

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Interim Financial Statements

As of and For the Three-Month Period Ended

31 March 2006

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Review Report Thereon

Akis Serbest Muhasebeci
Mali Müşavirlik AŞ

2 May 2006

This report contains "Independent Auditors' Review Report" comprising 1 page and; "Unconsolidated Financial Statements and Related Disclosures and Footnotes" comprising 62 pages.

KPMG

Akis Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Convenience Translation of the Auditor's Review Report Originally Prepared and Issued in Turkish

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have reviewed the balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") as of 31 March 2006 and the related income statement, statement of cash flows and statement of changes in shareholders' equity for the three-month period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the regulations related with the "Accounting and Reporting System" and "Independent Audit Principles" of (Turkish) Banking Law No 5411. These regulations require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the personnel of the Bank and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ as of 31 March 2006 and the result of its operations and cash flows for the period then ended in accordance with the accounting principles and standards that are based on the current regulations described in Article 37 and the temporary Article 1 of (Turkish) Banking Law No 5411.

İstanbul,
2 May 2006

Akis Serbest Muhasebeci
Mali Müşavirlik
Anonim Şirketi



Murat Alsan
Partner
Certified Public Accountant

Additional paragraph for convenience translation to English:

The differences between the accounting principles applied in the accompanying financial statements, the accounting principles generally accepted in countries, in which these financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in such countries and IFRS.

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Financial Report as of and for the Three-Month Period Ended 31 March 2006

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The Unconsolidated Interim Financial Report prepared in accordance with the Statement no.17 "Financial Statements and Related Disclosures and Footnotes to be Announced to Public" as regulated by Banking Regulation and Supervision Agency (BRSA), is comprised of the following sections:

1. General Information about the Bank
2. Unconsolidated Interim Financial Statements
3. Financial Position and Results of Operations
4. Disclosures and Footnotes on Unconsolidated Interim Financial Statements
5. Other Disclosures and Footnotes
6. Independent Auditors' Review Report

The unconsolidated three-month financial statements and related disclosures and footnotes that were subject to independent review, are prepared in accordance with the "Regulation on Accounting Standards" and the related statements and in compliance with the financial records of our Bank. Unless stated otherwise, the accompanying unconsolidated interim financial statements are presented in thousands of New Turkish Lira (YTL); and enclosed.

Ferit F. Şahenk	**M. Cüneyt Sezgin**	**Daniel Noel O'Connor**	**S. Ergun Özen**	**Aydın Şenel**	**Mustafa Keleş**
Board of Directors Chairman	Audit Board Member	Audit Board Member	General Manager	Executive Vice President	Accounting Manager (V)

The authorized contact person for questions on this financial report

Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

(Thousands of New Turkish Lira (YTL))

1 General Information

1.1 History of the Bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 431 domestic branches, five foreign branches and five representative offices abroad. The Bank's head office is located in Istanbul.

1.2 The Bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during the year and information on Bank's risk group

Group of Companies under Doğuş Holding AŞ that currently owns 27.54% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ has completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) group. Accordingly, GE acquired a joint control on the Bank's management.

Doğuş Group

The Group was established in 1951 as a construction and contracting firm. In addition to the construction sector, the Group operates in a variety of businesses consisting of financial services, automotive, retail, media, tourism and service sectors with more than 16.000 employees. The Group operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Porsche, Seat, Scania, ITT Sheraton, Hyatt Regency, Jeeves, Armani, Gucci and CNBC. In the construction sector, the Group has an important role in certain ongoing projects such as Araklı-İyidere, Çukurova, Sinop-Boyabat, Asilah-Tanger (Morocco) motorways, Yusufeli and Artvin dams, Ukraine Dnyeper bridge. The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Side Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Didim, Turgutreis, Bodrum and Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Sigorta AŞ, Garanti Emeklilik AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Garanti Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services. GE operates in more than 100 countries through its six major business lines providing services through their own business units with more than 300.000 employees. These six business lines are; GE Consumer Finance, GE Commercial Finance, GE Healthcare, GE Industrial, GE Infrastructure, NBC Universal.

(Thousands of New Turkish Lira (YTL))

GE Consumer Finance, one of its six major business lines extend loans to consumers, retailers and car vendors in 41 countries. GE Consumer Finance provides variety of financial products such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation, housing loans through mortgage and credit insurance.

1.3 Information on the Bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents, change in top management and their shareholdings in the Bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	16 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	24 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Board	30.06.2004	PhD	21 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	32 years
Richard Alan Laxer	Member	22.12.2005	University	23 years
Daniel Noel O'Connor	Member of BOD and Audit Board	22.12.2005	Master	9 years
Charles Edward Alexander	Member	22.12.2005	University	26 years
Dimitri Lysander Stockton	Member	22.12.2005	University	15 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	19 years

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	19 years
Adnan Memiş	EVP-Support Services	03.06.1991	University	28 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	PhD	14 years
Ali Temel	EVP-Loans	21.10.1999	University	16 years
Gökhan Erun	EVP-Human Resources	18.08.2005	Master	12 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	24 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	21 years
Kubilay Cinemre (*)	EVP-Treasury and Investment Banking	06.06.2000	University	19 years
Uruz Ersözoğlu (*)	EVP-Treasury	05.04.2006	University	15 years
Tolga Egemen	EVP-Financial Institutions and Corporate Banking	21.09.2000	University	14 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	21 years
Aydın Şenel	EVP- Management Services	02.03.2006	University	25 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	11 years

(*) Kubilay Cinemre has left his position on 7 April 2006 and his Treasury responsibilities have been taken over by Uruz Ersözoglu on 5 April 2006.

The top management listed above does not hold any unquoted shares of the Bank.

1.4 The Bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

1.5 Disclosures on interim financial statements

- The accounting policies and methods are applied consistently with the year-end financial statements except for the reclassifications explained late in this note.
- There are no transactions with seasonality effects in interim periods.
- There are no material errors or non-recurring transactions.
- There are no extraordinary items in terms of both size, nature or formation affecting assets, liabilities, shareholders' equity, net profit or cash flows.
- There are no change in the current period results estimated based on expectations made on the prior period interim financial statements considering the materiality concept.
- There are no bonds or capital market instruments issued or any payments made for those in the current period.
- Dividend payments per share and in total are explained in Note 4.5.3 giving details seperately for founder shares.

- There are no important subsequent events that are not reflected in the interim financial statements.

- There are no transactions affecting the Bank's operations like investment in or disposal of equity participations, acquisition or disposal of long term investments, restructuring projects or discontinued operations in the current period.

- The subsequent changes in contingent assets and liabilities are explained in Note 4.11.

- The following reclassifications are made on the financial statements as of 31 December 2005 and 31 March 2005 in order to provide consistent comparative information for the presentation of the financial statements as of 31 March 2006:

  - The temporary accounts, namely the account no.280 on the asset side under "other assets" and the account no.392 on the liability side under "other external resources payable" that are used to record the cheque clearing transactions among the banks, are not netted off anymore. Therefore these accounts are increased by YTL 94,364 thousands as of 31 December 2005. Accordingly, the Bank's capital adequacy ratio as of 31 December 2005 is revised by decreasing it from 15.10% to 15.03%.

  - In compliance with the related communiqué, the expenditures of the card holders, either on instalment or in cash, are recorded under "miscellaneous payables" during the time frame representing the date of issuing the sales document and the date of payment to the member business entity. Accordingly, "commercial deposits" are reduced by YTL 883,244 thousands and "miscellaneous payables" increased by the same amount as of 31 December 2005.

  - The account no.260, namely "prepaid taxes" classified under "other assets", where the taxes amounting YTL 151,869 thousands paid during the temporary tax payment periods in 2005 are recorded, is netted off with the account no.350, namely "provision for income taxes" classified under "provisions" as of 31 December 2005.

  - The deals made on behalf of the customers amounting YTL 8,007,813 thousands that are reflected in "other items under custody" in the statement of off-balance sheet items originally, are transferred to "customers' securities held" in the same statement.

  - In compliance with the Article of "Changes in the Article related with the Uniform Chart of Accounts and the Related Explanations" as published in the Offical Gazette no.25984 dated 2 November 2005, "foreign exchange losses on foreign currency indexed loans and securities" amounting YTL 1,783 thousands and YTL 53,552 thousands, respectively, are reclassified as "other operating expenses" for the three-month period ended 31 March 2005.

1.6 Other information

Bank's commercial title	: Türkiye Garanti Bankası Anonim Şirketi
Bank's headoffice address	: Levent Nispetiye Mah. Aytar Cad. No:2 Beşiktaş 34340 İstanbul
Bank's phone and fax numbers	: Phone: 90 212 318 18 18
	Fax: 90 212 216 64 22
Bank's website address	: www.garanti.com.tr / www.garantibank.com.tr
Bank's e-mail address	: investorrelations@garanti.com.tr
Reporting period	: 1 January 2006 - 31 March 2006

Unless stated otherwise, the accompanying unconsolidated financial statements, disclosures and footnotes are presented in thousands of New Turkish Lira (YTL).

2 Unconsolidated Financial Statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Balance Sheet

At 31 March 2006

(Thousands of New Turkish Lira (YTL))

	ASSETS	Footnotes	CURRENT PERIOD 31 March 2006			PRIOR PERIOD 31 December 2005		
			YTL	FC	Total	YTL	FC	Total
I.	**CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY**	**4.1.1**	**109,753**	**514,055**	**623,808**	**110,036**	**1,860,652**	**1,970,688**
1.1	Cash in YTL		106,012	-	106,012	107,356	-	107,356
1.2	Cash in foreign currency		-	75,749	75,749	-	90,301	90,301
1.3	Balances with the Central Bank of Turkey		1,184	434,463	435,647	235	1,769,592	1,769,827
1.4	Other		2,557	3,843	6,400	2,445	759	3,204
II.	**TRADING SECURITIES (Net)**	**4.1.2**	**108,786**	**124,182**	**232,968**	**37,303**	**176,187**	**213,490**
2.1	Public sector debt securities		108,786	123,834	232,620	37,303	175,824	213,127
2.1.1	Government bonds		95,251	104,537	199,788	36,032	161,829	197,861
2.1.2	Treasury bills		9,481	-	9,481	1,270	-	1,270
2.1.3	Other		4,054	19,297	23,351	1	13,995	13,996
2.2	Share certificates		-	-	-	-	-	-
2.3	Other securities		-	348	348	-	363	363
III.	**BANKS AND OTHER FINANCIAL INSTITUTIONS**	**4.1.3**	**127,097**	**471,911**	**599,008**	**93,975**	**929,631**	**1,023,606**
3.1	Banks		127,097	471,911	599,008	93,975	929,631	1,023,606
3.1.1	Domestic banks		42,873	185,577	228,450	61,370	629,739	691,109
3.1.2	Foreign banks		84,224	286,334	370,558	32,605	299,892	332,497
3.1.3	Foreign branches		-	-	-	-	-	-
3.2	Other financial institutions		-	-	-	-	-	-
IV.	**INTERBANK MONEY MARKET**		-	-	-	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements	4.1.4	-	-	-	-	-	-
V.	**INVESTMENT SECURITIES AVAILABLE FOR SALE (Net)**	**4.1.5**	**5,950,028**	**2,968,680**	**8,918,708**	**5,665,118**	**2,674,241**	**8,339,359**
5.1	Share certificates		52,396	-	52,396	39,950	-	39,950
5.2	Other securities		5,897,632	2,968,680	8,866,312	5,625,168	2,674,241	8,299,409
VI.	**LOANS**	**4.1.6**	**11,375,675**	**9,309,745**	**20,685,420**	**9,389,996**	**7,547,199**	**16,937,195**
6.1	Short term		6,646,201	2,492,528	9,138,729	5,480,082	2,088,325	7,568,407
6.2	Medium and long term		4,473,506	6,817,217	11,290,723	3,672,491	5,458,874	9,131,365
6.3	Loans under follow-up		790,117	-	790,117	714,938	-	714,938
6.4	Specific provisions (-)		534,149	-	534,149	477,515	-	477,515
VII.	**FACTORING RECEIVABLES**	**4.1.7**	-	-	-	-	-	-
VIII.	**INVESTMENT SECURITIES HELD TO MATURITY (Net)**	**4.1.8**	**988**	**2,390,148**	**2,391,136**	**988**	**2,399,967**	**2,400,955**
8.1	Public sector debt securities		988	2,390,148	2,391,136	988	2,399,967	2,400,955
8.1.1	Government bonds		988	2,260,639	2,261,627	988	2,270,317	2,271,305
8.1.2	Treasury bills		-	-	-	-	-	-
8.1.3	Other		-	129,509	129,509	-	129,650	129,650
8.2	Other securities		-	-	-	-	-	-
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	**4.1.9**	**26,234**	**4,440**	**30,674**	**26,234**	**4,401**	**30,635**
9.1	Financial investments in associates		-	4,440	4,440	-	4,401	4,401
9.2	Non-Financial investments in associates		26,234	-	26,234	26,234	-	26,234
X.	**INVESTMENTS IN SUBSIDIARIES (Net)**	**4.1.10**	**402,803**	**258,148**	**660,951**	**358,382**	**252,770**	**611,152**
10.1	Financial investments in subsidiaries		394,913	258,148	653,061	350,491	252,770	603,261
10.2	Non-Financial investments in subsidiaries		7,890	-	7,890	7,891	-	7,891
XI.	**OTHER INVESTMENTS (Net)**	**4.1.11**	-	-	-	-	-	-
XII.	**FINANCIAL LEASE RECEIVABLES (Net)**	**4.1.12**	-	-	-	-	-	-
12.1	Gross financial lease receivables		-	-	-	-	-	-
12.2	Unearned income (-)		-	-	-	-	-	-
XIII.	**RESERVE DEPOSITS**		**747,634**	**1,224,796**	**1,972,430**	**983,691**	**1,115,765**	**2,099,456**
XIV.	**MISCELLANEOUS RECEIVABLES**	**4.1.13**	**57,785**	**1,713**	**59,498**	**61,324**	**1,668**	**62,992**
XV.	**ACCRUED INTEREST AND INCOME**	**4.1.14**	**376,851**	**363,321**	**740,172**	**449,829**	**308,324**	**758,153**
15.1	Loans		121,768	156,362	278,130	94,986	124,560	219,546
15.2	Securities		222,598	194,057	416,655	317,409	170,196	487,605
15.3	Other		32,485	12,902	45,387	37,434	13,568	51,002
XVI.	**TANGIBLE ASSETS (Net)**	**4.1.15**	**1,345,145**	**751**	**1,345,896**	**1,407,296**	**990**	**1,408,286**
16.1	Cost		2,218,239	4,994	2,223,233	2,319,624	5,621	2,325,245
16.2	Accumulated Depreciation (-)		873,094	4,243	877,337	912,328	4,631	916,959
XVII.	**INTANGIBLE ASSETS (Net)**	**4.1.16**	**52,639**	**220**	**52,859**	**13,930**	**3**	**13,933**
17.1	Goodwill		-	-	-	-	-	-
17.2	Other		187,403	786	188,189	72,059	5	72,064
17.3	Accumulated Amortisation (-)		134,764	566	135,330	58,129	2	58,131
XVIII.	**DEFERRED TAX ASSET**	**4.1.17**	**39,975**	-	**39,975**	**30,460**	-	**30,460**
XIX.	**OTHER ASSETS**	**4.1.18**	**415,594**	61,169	476,763	**449,552**	**60,822**	**510,374**
	TOTAL ASSETS		**21,136,987**	**17,693,279**	**38,830,266**	**19,078,114**	**17,332,620**	**36,410,734**

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 31 March 2006

(Thousands of New Turkish Lira (YTL))

	LIABILITIES AND EQUITY	Footnotes	CURRENT PERIOD 31 March 2006			PRIOR PERIOD 31 December 2005		
			YTL	FC	Total	YTL	FC	Total
I.	**DEPOSITS**	**4.2.1**	**13,679,954**	**11,082,497**	**24,762,451**	**11,661,178**	**11,033,601**	**22,694,779**
1.1	Bank deposits		536,114	381,575	917,689	436,946	134,856	571,802
1.2	Saving deposits		7,450,296	-	7,450,296	6,520,649	-	6,520,649
1.3	Public sector deposits		85,008	-	85,008	45,148	-	45,148
1.4	Commercial deposits		5,187,457	-	5,187,457	4,375,086	-	4,375,086
1.5	Other institutions deposits		421,079	-	421,079	283,349	-	283,349
1.6	Foreign currency deposits		-	10,662,474	10,662,474	-	10,880,085	10,880,085
1.7	Precious metals vault accounts		-	38,448	38,448	-	18,660	18,660
II.	**INTERBANK MONEY MARKET**		**906,802**	**849,380**	**1,756,182**	**1,306,738**	**649,707**	**1,956,445**
2.1	Interbank money market takings		-	-	-	-	-	-
2.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
2.3	Funds provided under repurchase agreements	**4.2.2**	906,802	849,380	1,756,182	1,306,738	649,707	1,956,445
III.	**FUNDS BORROWED**	**4.2.3**	**150,814**	**5,477,309**	**5,628,123**	**122,070**	**5,390,780**	**5,512,850**
3.1	Funds borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2	Other funds borrowed		150,814	5,477,309	5,628,123	122,070	5,390,780	5,512,850
3.2.1	Domestic banks and institutions		150,814	46,412	197,226	122,070	40,675	162,745
3.2.2	Foreign banks, institutions and funds		-	5,430,897	5,430,897	-	5,350,105	5,350,105
IV.	**SECURITIES ISSUED (Net)**	**4.2.4**	-	-	-	-	-	-
4.1	Bills		-	-	-	-	-	-
4.2	Asset backed securities		-	-	-	-	-	-
4.3	Bonds		-	-	-	-	-	-
V.	**FUNDS**	**4.2.5**	-	-	-	-	-	-
VI.	**MISCELLANEOUS PAYABLES**	**4.2.6**	**951,764**	**8,500**	**960,264**	**994,868**	**9,249**	**1,004,117**
VII.	**OTHER EXTERNAL RESOURCES PAYABLE**	**4.2.7**	**178,018**	**638,827**	**816,845**	**143,658**	**569,927**	**713,585**
VIII.	**TAXES AND OTHER DUTIES PAYABLE**	**4.2.8**	**54,430**	**49**	**54,479**	**63,817**	**77**	**63,894**
IX.	**FACTORING PAYABLES**	**4.2.9**	-	-	-	-	-	-
X.	**FINANCIAL LEASE PAYABLES (Net)**	**4.2.10**	-	**19,529**	**19,529**	-	**23,335**	**23,335**
10.1	Financial lease payables		-	22,271	22,271	-	26,870	26,870
10.2	Deferred financial lease expenses (-)		-	2,742	2,742	-	3,535	3,535
XI.	**ACCRUED INTEREST AND EXPENSES**	**4.2.11**	**216,677**	**113,156**	**329,833**	**157,676**	**84,627**	**242,303**
11.1	Deposits		129,111	29,633	158,744	116,434	22,156	138,590
11.2	Borrowings		4,182	59,611	63,793	3,561	43,744	47,305
11.3	Repurchase agreements		17,659	8,689	26,348	4,428	4,078	8,506
11.4	Other		65,725	15,223	80,948	33,253	14,649	47,902
XII.	**PROVISIONS**	**4.2.12**	**340,046**	**8,422**	**348,468**	**291,584**	**8,218**	**299,802**
12.1	General provisions		113,616	4,350	117,966	95,043	4,357	99,400
12.2	Reserve for employee termination benefits		9,220	-	9,220	7,868	-	7,868
12.3	Provisions for income taxes		100,628	-	100,628	61,528	-	61,528
12.4	Insurance technical provisions		-	-	-	-	-	-
12.5	Other provisions		116,582	4,072	120,654	127,145	3,861	131,006
XIII.	**SUBORDINATED LOANS**	**4.2.12.10**	-	-	-	-	-	-
XIV.	**DEFERRED TAX LIABILITY**		-	-	-	-	-	-
XV.	**SHAREHOLDERS' EQUITY**	**4.2.13**	**4,102,530**	**51,562**	**4,154,092**	**3,842,023**	**57,601**	**3,899,624**
15.1	Paid-in capital		2,100,000	-	2,100,000	2,100,000	-	2,100,000
15.2	Supplementary capital		930,638	45,647	976,285	921,063	52,629	973,692
15.2.1	Share premium		-	-	-	-	-	-
15.2.2	Share cancellation profits		-	-	-	-	-	-
15.2.3	Securities value increase fund	**4.2.15**	151,077	45,647	196,724	141,502	52,629	194,131
15.2.4	Revaluation fund	**4.2.16**	2,147	-	2,147	2,147	-	2,147
15.2.5	Revaluation surplus	**4.2.17**	4,860	-	4,860	4,860	-	4,860
15.2.6	Other supplementary capital		772,554	-	772,554	772,554	-	772,554
15.2.7	Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-
15.3	Profit reserves		112,740	5,915	118,655	112,566	4,972	117,538
15.3.1	Legal reserves	**4.2.18**	47,842	1,417	49,259	47,842	1,419	49,261
15.3.2	Status reserves		-	-	-	-	-	-
15.3.3	Extraordinary reserves	**4.2.19**	64,587	-	64,587	64,587	-	64,587
15.3.4	Other profit reserves		311	4,498	4,809	137	3,553	3,690
15.4	Profit or loss		959,152	-	959,152	708,394	-	708,394
15.4.1	Prior periods profit/loss		708,394	-	708,394	-	-	-
15.4.2	Current period profit/loss		250,758	-	250,758	708,394	-	708,394
	TOTAL LIABILITIES AND EQUITY		**20,581,035**	**18,249,231**	**38,830,266**	**18,583,612**	**17,827,122**	**36,410,734**

Türkiye Garanti Bankası Anonim Şirketi

Off-Balance Sheet Items

At 31 March 2006

(Thousands ofNew Turkish Lira (YTL))

	OFF-BALANCE SHEET ITEMS	Footnotes	CURRENT PERIOD 31 March 2006			PRIOR PERIOD 31 December 2005		
			YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III			**11,255,212**	**10,034,163**	**21,289,375**	**10,502,354**	**10,835,033**	**21,337,387**
I.	**GUARANTEES**	**4.4.1**	**2,408,988**	**6,074,152**	**8,483,140**	**2,359,189**	**5,778,640**	**8,137,829**
1.1.	Letters of guarantee		2,130,001	3,967,843	6,097,844	2,090,318	3,872,083	5,962,401
1.1.1.	Guarantees subject to State Tender Law		235,290	687,456	922,746	228,643	724,043	952,686
1.1.2.	Guarantees given for foreign trade operations		221,471	106,464	327,935	242,518	43,347	285,865
1.1.3.	Other letters of guarantee		1,673,240	3,173,923	4,847,163	1,619,157	3,104,693	4,723,850
1.2.	Bank acceptances		-	282,521	282,521	-	286,255	286,255
1.2.1.	Import letter of acceptance		-	282,521	282,521	-	286,255	286,255
1.2.2.	Other bank acceptances		-	-	-	-	-	-
1.3.	Letters of credit		278,987	1,823,788	2,102,775	268,871	1,620,302	1,889,173
1.3.1.	Documentary letters of credit		-	50,439	50,439	-	79,627	79,627
1.3.2.	Other letters of credit		278,987	1,773,349	2,052,336	268,871	1,540,675	1,809,546
1.4.	Prefinancing given as guarantee		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other endorsements		-	-	-	-	-	-
1.6.	Purchase guarantees for securities issued		-	-	-	-	-	-
1.7.	Factoring related guarantees		-	-	-	-	-	-
1.8.	Other sureties		-	-	-	-	-	-
1.9.	Other collaterals		-	-	-	-	-	-
II.	**COMMITMENTS**		**7,107,228**	**492,986**	**7,600,214**	**6,516,940**	**157,355**	**6,674,295**
2.1.	Irrevocable commitments		7,107,228	492,821	7,600,049	6,516,940	157,190	6,674,130
2.1.1.	Asset purchase commitments		52,858	264,223	317,081	13,203	80,626	93,829
2.1.2.	Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3.	Share capital commitment to associates and subsidiaries		375	-	375	12,000	-	12,000
2.1.4.	Loan granting commitments		-	-	-	-	-	-
2.1.5.	Securities issue brokerage commitments		-	-	-	-	-	-
2.1.6.	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7.	Commitments for cheque payments		1,276,888	-	1,276,888	1,175,321	-	1,175,321
2.1.8.	Tax and fund obligations on export commitments		21,752	-	21,752	25,639	-	25,639
2.1.9.	Commitments for credit card limits		5,680,619	-	5,680,619	5,251,513	-	5,251,513
2.1.10.	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.11.	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12.	Other irrevocable commitments		74,736	228,598	303,334	39,264	76,564	115,828
2.2.	Revocable commitments		-	165	165	-	165	165
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2.	Other revocable commitments		-	165	165	-	165	165
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	**4.4.2**	**1,738,996**	**3,467,025**	**5,206,021**	**1,626,225**	**4,899,038**	**6,525,263**
3.1.	Forward foreign currency purchases/sales		210,892	345,426	556,318	156,328	285,629	441,957
3.1.1.	Forward foreign currency purchases		25,078	258,445	283,523	24,226	182,488	206,714
3.1.2.	Forward foreign currency sales		185,814	86,981	272,795	132,102	103,141	235,243
3.2.	Currency and interest rate swaps		630,377	1,820,703	2,451,080	693,101	3,339,350	4,032,451
3.2.1.	Currency swaps-purchases		14,600	1,187,387	1,201,987	176,658	1,853,897	2,030,555
3.2.2.	Currency swaps-sales		605,080	616,904	1,221,984	503,384	1,478,852	1,982,236
3.2.3.	Interest rate swaps-purchases		4,472	8,468	12,940	6,212	3,423	9,635
3.2.4.	Interest rate swaps-sales		6,225	7,944	14,169	6,847	3,178	10,025
3.3.	Currency, interest rate and securities options		788,738	1,082,126	1,870,864	646,764	973,285	1,620,049
3.3.1.	Currency options-purchases		503,173	374,039	877,212	298,062	472,889	770,951
3.3.2.	Currency options-sales		285,565	557,914	843,479	348,702	398,319	747,021
3.3.3.	Interest rate options-purchases		-	-	-	-	-	-
3.3.4.	Interest rate options-sales		-	-	-	-	-	-
3.3.5.	Securities options-purchases		-	62,171	62,171	-	37,752	37,752
3.3.6.	Securities options-sales		-	88,002	88,002	-	64,325	64,325
3.4.	Currency futures		104,544	99,983	204,527	128,042	119,913	247,955
3.4.1.	Currency futures-purchases		103,076	1,268	104,344	125,791	316	126,107
3.4.2.	Currency futures-sales		1,468	98,715	100,183	2,251	119,597	121,848
3.5.	Interest rate futures		-	-	-	1,990	-	1,990
3.5.1.	Interest rate futures-purchases		-	-	-	1,990	-	1,990
3.5.2.	Interest rate futures-sales		-	-	-	-	-	-
3.6.	Others		4,445	118,787	123,232	-	180,861	180,861
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)		**4.4.3**	**95,785,579**	**94,310,489**	**190,096,068**	**82,517,397**	**86,389,714**	**168,907,111**
IV.	**ITEMS HELD IN CUSTODY**		**33,029,419**	**6,515,727**	**39,545,146**	**29,933,026**	**6,197,970**	**36,130,996**
4.1.	Customers' securities held		9,985,940	3,791,300	13,777,240	8,008,195	3,577,487	11,585,682
4.2.	Investment securities held in custody		20,213,686	848,651	21,062,337	19,352,636	832,483	20,185,119
4.3.	Checks received for collection		2,254,414	226,517	2,480,931	2,048,776	213,908	2,262,684
4.4.	Commercial notes received for collection		561,676	1,629,315	2,190,991	509,926	1,559,300	2,069,226
4.5.	Other assets received for collection		-	-	-	217	1,112	1,329
4.6.	Assets received for public offering		-	18,282	18,282	-	8,756	8,756
4.7.	Other items under custody		13,703	1,662	15,365	13,276	4,924	18,200
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**62,756,160**	**87,794,762**	**150,550,922**	**52,584,371**	**80,191,744**	**132,776,115**
5.1.	Securities		287,279	62	287,341	238,405	60	238,465
5.2.	Guarantee notes		5,211,247	3,922,819	9,134,066	4,511,386	3,763,402	8,274,788
5.3.	Commodities		237	-	237	237	-	237
5.4.	Warranties		-	-	-	-	-	-
5.5.	Immovables		5,512,030	4,007,353	9,519,383	4,586,459	3,441,425	8,027,884
5.6.	Other pledged items		51,745,197	79,859,019	131,604,216	43,247,714	72,981,384	116,229,098
5.7.	Pledged items-depository		170	5,509	5,679	170	5,473	5,643
VI.	**CONFIRMED BILLS OF EXCHANGE AND SURETIES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**107,040,791**	**104,344,652**	**211,385,443**	**93,019,751**	**97,224,747**	**190,244,498**

Türkiye Garanti Bankası Anonim Şirketi
Income Statement
For the three-month period ended 31 March 2006

(Thousands of New Turkish Lira (YTL))

	INCOME AND EXPENSE ITEMS	Footnotes	CURRENT PERIOD 31 March 2006	PRIOR PERIOD 31 March 2005
I.	**INTEREST INCOME**	**4.3.1**	**1,011,610**	**837,009**
1.1	Interest on loans		629,744	426,665
1.1.1	Interest on YTL loans		495,415	342,550
1.1.1.1	Short term loans		397,871	326,438
1.1.1.2	Medium and long term loans		97,544	16,112
1.1.2	Interest on foreign currency loans		132,722	83,710
1.1.2.1	Short term loans		32,801	25,620
1.1.2.2	Medium and long term loans		99,921	58,090
1.1.3	Interest on loans under follow-up		1,607	405
1.1.4	Premiums received from Resource Utilisation Support Fund		-	-
1.2	Interest received from reserve deposits		21,992	15,398
1.3	Interest received from banks		19,550	8,763
1.3.1	The Central Bank of Turkey		3,079	716
1.3.2	Domestic banks		3,498	1,189
1.3.3	Foreign banks		12,973	6,858
1.3.4	Foreign headoffices and branches		-	-
1.4	Interest received from money market transactions		344	559
1.5	Interest received from marketable securities portfolio		331,039	369,387
1.5.1	Trading securities		11,176	15,025
1.5.2	Available-for-sale securities		277,891	258,779
1.5.3	Held to maturity securities		41,972	95,583
1.6	Other interest income		8,941	16,237
II.	**INTEREST EXPENSE**	**4.3.2**	**588,002**	**396,253**
2.1	Interest on deposits		469,097	301,866
2.1.1	Bank deposits		23,875	10,831
2.1.2	Saving deposits		233,903	164,299
2.1.3	Public sector deposits		300	30
2.1.4	Commercial deposits		137,964	68,909
2.1.5	Other institutions deposits		6,418	17,880
2.1.6	Foreign currency deposits		66,527	39,902
2.1.7	Precious metals vault accounts		110	15
2.2	Interest on money market transactions		43,239	57,833
2.3	Interest on funds borrowed		74,359	33,716
2.3.1	The Central Bank of Turkey		-	-
2.3.2	Domestic banks		4,795	6,492
2.3.3	Foreign banks		64,630	24,575
2.3.4	Foreign branches		-	-
2.3.5	Other financial institutions		4,934	2,649
2.4	Interest on securities issued		-	-
2.5	Other interest expense		1,307	2,838
III.	**NET INTEREST INCOME (I - II)**		**423,608**	**440,756**
IV.	**NET FEES AND COMMISSIONS INCOME**		**240,003**	**161,429**
4.1	Fees and commissions received		301,683	218,039
4.1.1	Cash loans		23,731	13,105
4.1.2	Non-cash loans		19,851	15,869
4.1.3	Other		258,101	189,065
4.2	Fees and commissions paid		61,680	56,610
4.2.1	Cash loans		6,930	6,230
4.2.2	Non-cash loans		60	57
4.2.3	Other		54,690	50,323
V.	**DIVIDEND INCOME**		**603**	**1,049**
5.1	Trading securities		-	-
5.2	Available-for-sale securities		603	1,049
VI.	**NET TRADING INCOME/LOSS**		**54,207**	**80,523**
6.1	Profit/losses on trading account securities (Net)		41,297	1,724
6.1.1	Profit on trading account securities		183,681	109,091
6.1.1.1	Profit on derivatives		116,398	72,062
6.1.1.2	Others		67,283	37,029
6.1.2	Losses on trading account securities (-)		142,384	107,367
6.1.2.1	Losses on derivatives		115,139	83,662
6.1.2.2	Others		27,245	23,705
6.2	Foreign exchange gains/losses (Net)		12,910	78,799
6.2.1	Foreign exchange gains		384,696	932,943
6.2.2	Foreign exchange losses (-)		371,786	854,144
VII.	**OTHER OPERATING INCOME**	**4.3.3**	**43,373**	**29,906**
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		**761,794**	**713,663**
IX.	**PROVISION FOR LOAN LOSSES OR OTHER RECEIVABLES (-)**	**4.3.4**	**85,545**	**208,522**
X.	**OTHER OPERATING EXPENSES (-)**	**4.3.5**	**343,741**	**303,701**
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		**332,508**	**201,440**
XII.	**INCOME/LOSSES FROM ASSOCIATES AND SUBSIDIARIES**	**4.3.6**	**-**	**-**
XIII.	**GAIN/LOSS ON NET MONETARY POSITION**		**-**	**-**
XIV.	**PROFIT/LOSS BEFORE TAXES (XI+XII+XIII)**		**332,508**	**201,440**
XV.	**PROVISION FOR TAXES ON INCOME (-)**	**4.3.7**	**81,750**	**51,200**
15.1	Current tax charge		104,543	11,402
15.2	Deferred tax charge/(credit)		(22,793)	39,798
XVI.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XIV-XV)**		**250,758**	**150,240**
XVII.	**EXTRAORDINARY INCOME/EXPENSE AFTER TAXES**		**-**	**-**
17.1	Extraordinary net income/expense before taxes		-	-
17.1.1	Extraordinary income		-	-
17.1.2	Extraordinary expense (-)		-	-
17.2	Provision for taxes on extraordinary income (-)		-	-
XVIII.	**NET PROFIT/LOSS (XVI+XVII)**	**4.3.8**	**250,758**	**150,240**
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		**119**	**125**

Türkiye Garanti Bankası Anonim Şirketi
Statement of Cash Flows
For the three-month period ended 31 March 2006

(Thousands of New Turkish Lira (YTL))

	STATEMENT OF CASH FLOWS	Footnotes	CURRENT PERIOD 31 March 2006	PRIOR PERIOD 31 March 2005
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**		**463,702**	**422,504**
1.1.1	Interest received		996,691	811,574
1.1.2	Interest paid		(520,220)	(389,006)
1.1.3	Dividend received		603	1,049
1.1.4	Fees and commissions received		240,003	161,429
1.1.5	Other income		85,784	111,070
1.1.5	Collections from previously written off loans and other receivables		10,447	11,898
1.1.6	Payments to personnel and service suppliers		(299,548)	(280,541)
1.1.7	Taxes paid		(54,400)	-
1.1.8	Extaordinary items		-	-
1.1.9	Other	4.6.1	4,343	(4,969)
1.2	**Changes in operating assets and liabilities**		**(1,672,101)**	**(655,313)**
1.2.1	Net (increase) decrease in trading securities		(19,478)	56,282
1.2.2	Net (increase) decrease in due from banks and other financial institutions		(41,471)	(3,594)
1.2.3	Net (increase) decrease in loans		(3,804,859)	(1,019,365)
1.2.4	Net (increase) decrease in other assets		66,669	35,681
1.2.5	Net increase (decrease) in bank deposits		345,887	(70,655)
1.2.6	Net increase (decrease) in other deposits		1,721,785	94,686
1.2.7	Net increase (decrease) in funds borrowed		(84,990)	301,149
1.2.8	Net increase (decrease) in matured payables		-	-
1.2.9	Net increase (decrease) in other liabilities	4.6.1	144,356	(49,497)
I.	**Net cash flow from banking operations**		**(1,208,399)**	**(232,809)**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash flow from investing activities**		**(579,763)**	**(376,215)**
2.1	Cash paid for purchase of investments, associates and subsidiaries		(12,125)	(18,000)
2.2	Cash obtained from sale of investments, associates and subsidiaries		-	11,507
2.3	Fixed assets purchases		(25,741)	(28,541)
2.4	Fixed assets sales		6,727	21,943
2.5	Cash paid for purchase of investments available for sale		(1,851,569)	(1,500,092)
2.6	Cash obtained from sale of investments available for sale		1,302,945	1,124,269
2.7	Cash paid for purchase of investment securities		-	-
2.8	Cash obtained from sale of investment securities		-	12,699
2.9	Extraordinary items		-	-
2.10	Other		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash flow from financing activities**		**(3,806)**	**5,034**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Capital increase		-	-
3.4	Dividends paid		-	-
3.5	Payments for finance leases		(3,806)	5,034
3.6	Extraordinary items		-	-
3.7	Other	4.6.1	-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**	**4.6.1**	**(20,979)**	**215,802**
V.	**Net decrease in cash and cash equivalents (I+II+III+IV)**		**(1,812,947)**	**(388,188)**
VI.	**Cash and cash equivalents at beginning of period**	**4.6.4**	**2,888,209**	**1,489,444**
VII.	**Cash and cash equivalents at end of period (V+VI)**	**4.6.5**	**1,075,262**	**1,101,256**

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Statement of Changes in Shareholders' Equity

For the three-month period ended 31 March 2006

(Thousands of New Turkish Lira (YTL))

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adjustments to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Revaluation Fund	Revaluation Surplus	Securities Value Increase Fund	Total
CURRENT PERIOD (31/03/2005)															
I. Balances at beginning of the period		1,200,000	1,222,554	-	-	26,337	-	71,416	5,229	-	459,041	9,143	5,731	141,218	3,140,669
II. Effect of changes in accounting policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-
III. Adjusted balances at beginning of the period (I+II)		1,200,000	1,222,554	-	-	26,337	-	71,416	5,229	-	459,041	9,143	5,731	141,218	3,140,669
IV. Current period net profit		-	-	-	-	-	-	-	-	150,240	-	-	-	-	150,240
V. Profit distribution		-	-	-	-	-	-	-	-	-	-	-	-	-	-
5.1. Dividends		-	-	-	-	-	-	-	-	-	-	-	-	-	-
5.2. Transferred to legal reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	-
5.3. Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI. Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1. Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2. Revaluation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.3. Revaluation Surplus		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.4. Securities Value Increase Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.5. Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.6. Issuance of share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.7. Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.8. Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII. Bonds covertable to share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII. Revaluation increment		-	-	-	-	-	-	-	7,348	-	-	87	(871)	(65,607)	(59,043)
IX. Foreign exchange differences		-	-	-	-	(33)	-	-	-	-	-	-	-	-	(33)
Balances at end of the period (III+IV+V+VI+VII+VIII+IX)		1,200,000	1,222,554	-	-	26,304	-	71,416	12,577	150,240	459,041	9,230	4,860	75,611	3,231,833
CURRENT PERIOD (31/03/2006)															
I. Balances at beginning of the period		2,100,000	772,554	-	-	49,261	-	64,587	3,690	-	708,394	2,147	4,860	194,131	3,899,624
II. Effect of changes in accounting policies	4.5.6	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III. Adjusted balances at beginning of the period (I+II)		2,100,000	772,554	-	-	49,261	-	64,587	3,690	-	708,394	2,147	4,860	194,131	3,899,624
Increases during the period		-	-	-	-	-	-	-	945	-	-	-	-	8,737	9,682
IV. "Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	(13,958)	(13,958)
4.1. Net fair value gains/losses	4.5.2.1	-	-	-	-	-	-	-	-	-	-	-	-	(13,958)	(13,958)
V. Investments in associates and subsidiaries		-	-	-	-	-	-	-	-	-	-	-	-	22,695	22,695
5.1. Net fair value gains/losses		-	-	-	-	-	-	-	-	-	-	-	-	22,695	22,695
VI. Cash flow hedges		-	-	-	-	-	-	-	945	-	-	-	-	-	945
6.1. Net fair value gains/losses	4.5.1.2	-	-	-	-	-	-	-	945	-	-	-	-	-	945
Transfers		-	-	-	-	-	-	-	-	-	-	-	-	(6,144)	(6,144)
VII. "Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	(6,144)	(6,144)
7.1. Transferred to net profit	4.5.2.1	-	-	-	-	-	-	-	-	-	-	-	-	(6,144)	(6,144)
VIII. Cash flow hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.1. Transferred to net profit		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.2. Transferred to net assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX. Current period net profit		-	-	-	-	-	-	-	-	250,758	-	-	-	-	250,758
X. Profit distribution		-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.1. Dividends	4.5.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.2. Transferred to legal reserves	4.5.4	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.3. Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI. Capital increase	4.2.13.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.1. Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.2. Revaluation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.3. Revaluation Surplus		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.4. Securities Value Increase Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.5. Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.6. Issuance of share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.7. Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.8. Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII. Bonds covertable to share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII. Revaluation increment		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV. Foreign exchange differences		-	-	-	-	(2)	-	-	174	-	-	-	-	-	172
Balances at end of the period (III+IV+V+VI+VII+VIII+IX+X+XI+XII+XIII+XIV)		2,100,000	772,554	-	-	49,259	-	64,587	4,809	250,758	708,394	2,147	4,860	196,724	4,154,092

3 Financial position and results of operations

3.1 Strategy for the use of financial instruments and foreign currency transactions

3.1.1 Strategy for the use of financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are some of the effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in the management of the interest and liquidity risk on balance sheet, is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.1.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the period, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss.

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this convertion, are classified as other profit reserves under the shareholders' equity.

Foreign currency differences arising from the conversion of foreign currency investments, associates and subsidiaries into YTL are posted in the income statement as foreign exchange gains/losses.

The Bank revalues the foreign currency-indexed government securities acquired as "Debt Swap" in 2001 by discounting using the internal rate of return and translates the foreign currency amounts using the currency exchange rates applicable based on the ten days' average of Central Bank's foreign currency exchange rates by fixing it ten business days prior to the balance sheet date, as required by the Ministry of State that is in charge of the Treasury, and records the evaluations to financial statements.

3.2 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 13.62%.

3.2.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette No.24657 dated 31 January 2002.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 21, paragraph (1) of "Regulation on Foundation and Operations of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted and classified according to the related risk groups after being multiplied by the rates stated in the Article 21, paragraph (2) of "Regulation on Foundation and Operations of Banks".

(Thousands of New Turkish Lira (YTL))

3.2.2 Capital adequacy ratio

	Risk Weights			
	0%	*20%*	*50%*	*100%*
Risk Weighted Assets, Liabilities, Off-Balance Sheet Items				
Balance Sheet Items (Net)	**6,483,839**	**474,272**	**3,610,218**	**17,491,242**
Cash on Hand	184,318	3,843	-	-
Banks	435,647	415,374	-	183,634
Interbank Money Market Placements	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	1,972,430	-	-	-
Special Purpose Financial Institutions	-	-	-	-
Loans	1,823,100	13,071	3,563,958	15,029,323
Loans under Follow-Up (Net)	-	-	-	255,968
Investments in Associates and Subsidiaries	-	-	-	34,124
Miscellaneous Receivables	66	-	-	59,432
Investment Securities Held to Maturity (Net)	1,893,634	-	-	-
Advances for Assets Acquired under Financial Lease	-	-	-	-
Financial Lease Receivables	-	-	-	-
Leased Assets (Net)	-	-	-	-
Tangible Assets (Net)	-	-	-	1,345,896
Accrued Interest and Income	168,605	2,009	46,260	203,355
Other Assets	6,039	39,975	-	379,510
Off-Balance Sheet Items	**189,100**	**2,761,771**	**7,438,079**	**459,406**
Guarantees	189,100	2,723,400	1,111,422	450,945
Commitments	-	82	6,326,657	-
Other Off Balance Sheet-Items	-	-	-	-
Derivative Financial Instruments	-	38,289	-	8,461
Non Risk Weighted Accounts	-	-	-	-
Total Risk Weighted Assets	**6,672,939**	**3,236,043**	**11,048,297**	**17,950,648**

3.2.3 Summary information related to capital adequacy ratio

	Risk Weights	
	Current Period	**Prior Period**
Total Risk Weighted Assets	24,122,005	20,488,550
Value at Risk	1,696,888	1,424,400
Shareholders' Equity	3,517,234	3,294,481
Shareholders' Equity/ (RWA+VaR)*100 (*)	13.62	15.03

(*) RWA: Total Risk Weighted Assets
VaR: Value at Risk

(Thousands of New Turkish Lira (YTL))

3.2.4 Components of shareholders' equity items

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	2,100,000	2,100,000
Nominal Capital	2,100,000	2,100,000
Capital Commitments (-)	-	-
Share Premium and Cancellation Profit	-	-
Capital Reserves From Inflation Adjustments to Paid-in Capital	772,554	772,554
Legal Reserves	49,259	49,261
I. Legal Reserve (Turkish Commercial Code 466/1)	49,259	49,261
II. Legal Reserve (Turkish Commercial Code 466/2)	-	-
Reserves Allocated due to Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	64,587	64,587
Reserve Allocated at the General Assembly	64,587	64,587
Retained Earnings	-	-
Accumulated Losses	-	-
Profit Reserves	4,809	3,690
Profit	959,152	708,394
Current Period Profit	250,758	708,394
Prior Period Profit	708,394	-
Loss (-)	-	-
Current Period Loss	-	-
Prior Period Loss	-	-
Total Core Capital	**3,950,361**	**3,698,486**
SUPPLEMENTARY CAPITAL		-
Revaluation Fund	2,147	2,147
Movables	-	-
Immovables	2,147	2,147
Income on Sale of Equity Shares and Real Estates	-	-
Revaluation Fund on Leasehold Improvements	-	-
Revaluation Surplus	4,860	4,860
Foreign Currency Exchange Differences	-	-
General Provisions	117,966	99,400
Provision for Possible Losses	46,750	58,500
Subordinated Loans	-	-
Securities Value Increase Fund	196,724	194,131
Associates and Subsidiaries	45,531	22,836
Investments Available for Sale	151,193	171,295
Securities Held for Structural Position	-	-
Total Supplemantary Capital	**368,447**	**359,038**
TIER III CAPITAL	-	-
CAPITAL	**4,318,808**	**4,057,524**

(Thousands of New Turkish Lira (YTL))

DEDUCTIONS FROM CAPITAL	**801,574**	**763,043**
Investments in Entities Operating in Financial Sectors like Money Markets, Capital Markets, Insurance under the related Special Laws	657,501	607,662
Leasehold Improvements	40,059	41,553
Pre-Operating Costs	12,800	13,933
Prepaid Expenses	91,214	99,895
Negative Difference between the Fair Values and the Carrying Values of Investments, Associates, Subsidiaries, Other Investments, Property and Equipment	-	-
Subordinated Loans Granted to Banks Operating in Turkey	-	-
Goodwill (Net)	-	-
Capitalised Expenses	-	-
TOTAL SHAREHOLDERS' EQUITY	**3,517,234**	**3,294,481**

3.3 Credit risk

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

3.4 Market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 24312 dated 8 February 2001.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by three different methods, namely historical simmulation, monte carlo simmulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model.

The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

(Thousands of New Turkish Lira (YTL))

Value at Risk:

	Amount
Capital Obligation against Interest Rate Risk - Standard Method	**107,755**
General Market Risk	101,085
Specific Risk	6,670
Options Subject to Interest Rate Risk	-
Capital Obligation against Common Stock Position Risk – Standard Method	**8,937**
General Market Risk	4,561
Specific Risk	4,376
Options Subject to Common Stock Position Risk	-
Capital Obligation against Currency Risk – Standard Method	**19,059**
Capital Obligation	4,497
Capital Obligation against Options Subject to Currency Risk	14,562
Total Value-at-Risk – Home Model	-
Total Capital Obligations against Market Risk	**135,751**
Value-at-Risk Amount	**1,696,888**

3.5 Foreign currency exchange rate risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 March 2006, the Bank's net 'on balance sheet' foreign currency short position amounts to YTL 421,348 thousands, net 'off-balance sheet' foreign currency long position amounts to YTL 342,004 thousands, while net foreign currency short position amounts to YTL 79,344 thousands.

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in YTL are as follows:

	US$	**EUR**
The Bank's foreign currency purchase rate at balance sheet date	1.3320	1.6127
Foreign currency rates for the days before balance sheet date;		
Day 1	1.3320	1.6105
Day 2	1.3400	1.6091
Day 3	1.3350	1.6138
Day 4	1.3250	1.5950
Day 5	1.3200	1.5864

The arithmetical average of the Bank's US dollar and Euro purchase rates for the last 30 days before balance sheet date are full YTL 1.3167 and full YTL 1.5836, respectively.

(Thousands of New Turkish Lira (YTL))

Currency risk:

	Euro	US$	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	468,112	42,291	111	3,541	514,055
Banks and Other Financial Institutions	120,360	302,367	26,499	22,685	471,911
Trading Securities	15,866	89,019	-	19,297	124,182
Interbank Money Market Placements	-	-	-	-	-
Investment Securities Available-for-Sale	29,033	2,939,647	-	-	2,968,680
Loans	2,833,032	6,357,772	3,107	115,915	9,309,826
Investments in Associates and Subsidiaries	220,752	37,396	-	4,440	262,588
Investment Securities Held-to-Maturity	49,908	2,443,040	-	-	2,492,948
Tangible and Intangible Assets	-	158	-	593	751
Goodwill	-	-	-	-	-
Other Assets	1,284,807	260,059	15	1,161	1,546,042
Total Assets	**5,021,870**	**12,471,749**	**29,732**	**167,632**	**17,690,983**
Liabilities					
Bank Deposits	33,010	322,510	1	26,054	381,575
Foreign Currency Deposits	3,255,694	7,076,965	29,561	300,254	10,662,474
Interbank Money Market Takings	-	849,380	-	-	849,380
Other Fundings	1,021,353	4,455,956	-	-	5,477,309
Securities Issued	-	-	-	-	-
Miscellaneous Payables	1,715	1,741	-	5,044	8,500
Other Liabilities (*)	90,424	593,942	2,206	46,521	733,093
Total Liabilities	**4,402,196**	**13,300,494**	**31,768**	**377,873**	**18,112,331**
Net 'On Balance Sheet' Position	**619,674**	**-828,745**	**-2,036**	**-210,241**	**-421,348**
Net 'Off-Balance Sheet' Position	**-650,277**	**786,275**	**-**	**206,006**	**342,004**
Derivative Assets	162,665	1,587,415	-	318,231	2,068,311
Derivative Liabilities	812,942	801,140	-	112,225	1,726,307
Prior Period					
Total Assets	**5,570,593**	**11,593,635**	**20,152**	**130,529**	**17,314,909**
Total Liabilities	**4,312,911**	**13,092,114**	**22,513**	**332,631**	**17,760,169**
Net 'On Balance Sheet' Position	**1,257,682**	**-1,498,479**	**-2,361**	**-202,102**	**-445,260**
Net 'Off-Balance Sheet' Position	**-1,231,563**	**1,320,767**	**2,036**	**208,133**	**299,373**

(*) Other liabilities also include gold deposits of YTL 38,448 thousands.

3.6 Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset- liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is studied monthly.

During the daily VaR calculations, the interest rate risks of the Bank's YTL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

(Thousands of New Turkish Lira (YTL))

Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates":

Current Period	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	-	-	623,808	623,808
Banks and Other Financial Institutions	444,836	-	13,320	400	-	140,452	599,008
Trading Securities	566	45,646	26,884	30,066	106,457	23,349	232,968
Interbank Money Market Placements	-	-	-	-	-	-	-
Investment Securities Available-for-Sale	226,755	1,679,168	4,282,939	896,759	1,776,073	57,014	8,918,708
Loans	6,773,784	1,371,658	1,903,952	2,503,795	7,876,263	255,968	20,685,420
Investment Securities Held-to-Maturity	-	1,408,667	-	192,050	790,419	-	2,391,136
Other Assets	1,972,430	-	3,520	120,173	133,958	3,149,137	5,379,218
Total Assets	**9,418,371**	**4,505,139**	**6,230,615**	**3,743,243**	**10,683,170**	**4,249,728**	**38,830,266**
Liabilities							
Bank Deposits	371,940	189,469	21,759	9,407	19,724	305,390	917,689
Other Deposits	13,104,207	5,028,994	407,345	255,242	53,252	4,995,722	23,844,762
Interbank Money Market Takings	554,740	-	50,000	401,643	749,799	-	1,756,182
Miscellaneous Payables	-	-	-	-	-	960,264	960,264
Securities Issued	-	-	-	-	-	-	-
Other Fundings	306,058	193,583	1,304,625	1,310,152	2,513,705	-	5,628,123
Other Liabilities	205,992	153,173	132,806	54,186	5,239	5,171,850	5,723,246
Total Liabilities	**14,542,937**	**5,565,219**	**1,916,535**	**2,030,630**	**3,341,719**	**11,433,226**	**38,830,266**
On Balance Sheet Interest Sensitivity Gap	**-5,124,566**	**-1,060,080**	**4,314,080**	**1,712,613**	**7,341,451**	**-7,183,498**	**-**
Off-Balance Sheet Interest Sensitivity Gap	**8,184**	**-**	**-**	**2,075**	**-**	**-**	**10,259**
Total Interest Sensitivity Gap	**-5,116,382**	**-1,060,080**	**4,314,080**	**1,714,688**	**7,341,451**	**-7,183,498**	**10,259**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments:

Current Period	Euro	US$	Yen	YTL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	-
Banks and Other Financial Institutions	2.50	4.96	-	14.26
Trading Securities	7.60	7.49	-	14.43
Interbank Money Market Placements	-	-	-	-
Investment Securities Available-for-Sale	7.31	7.33	-	17.87
Loans	5.25	7.25	-	25.10
Investment Securities Held-to-Maturity	7.82	10.50	-	9.00
Liabilities				
Bank Deposits	2.92	5.46	-	14.14
Other Deposits	1.63	3.30	-	13.41
Interbank Money Market Takings	-	4.96	-	12.58
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	3.23	5.44	-	13.84

(Thousands of New Turkish Lira (YTL))

Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates":

Prior Period	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	-	-	1,970,688	1,970,688
Banks and Other Financial Institutions	887,378	850	13,340	400	-	121,638	1,023,606
Trading Securities	740	20,042	43,488	3,446	131,778	13,996	213,490
Interbank Money Market Placements	-	-	-	-	-	-	-
Investment Securities Available-for-Sale	338,046	4,975,390	638,171	238,640	2,104,605	44,507	8,339,359
Loans	5,625,235	1,238,758	1,809,147	1,887,490	6,139,142	237,423	16,937,195
Investment Securities Held-to-Maturity	-	-	1,418,543	187,730	794,682	-	2,400,955
Other Assets	2,099,456	-	3,525	118,446	142,507	3,161,507	5,525,441
Total Assets	**8,950,855**	**6,235,040**	**3,926,214**	**2,436,152**	**9,312,714**	**5,549,759**	**36,410,734**
Liabilities							
Bank Deposits	178,451	44,191	41,496	23,420	19,753	264,491	571,802
Other Deposits	13,358,095	2,907,958	322,666	282,893	55,387	5,195,978	22,122,977
Interbank Money Market Takings	1,506,247	-	-	183,400	266,798	-	1,956,445
Miscellaneous payables	-	-	-	-	-	1,004,117	1,004,117
Securities Issued	-	-	-	-	-	-	-
Other Fundings	34,839	154,014	473,682	2,344,162	2,506,153	-	5,512,850
Other Liabilities	117,926	76,535	192,586	144,715	7,196	4,703,585	5,242,543
Total Liabilities	**15,195,558**	**3,182,698**	**1,030,430**	**2,978,590**	**2,855,287**	**11,168,171**	**36,410,734**
On Balance Sheet Interest Sensitivity Gap	**-6,244,703**	**3,052,342**	**2,895,784**	**-542,438**	**6,457,427**	**-5,618,412**	**-**
Off-Balance Sheet Interest Sensitivity Gap	**8,953**	-	-	**682**	-	-	**9,635**
Total Interest Sensitivity Gap	**-6,235,750**	**3,052,342**	**2,895,784**	**-541,756**	**6,457,427**	**-5,618,412**	**9,635**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments:

Prior Period	Euro	US$	Yen	YTL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	-
Banks and Other Financial Institutions	2.29	4.43	-	15.02
Trading Securities	8.52	5.56		14.15
Interbank Money Market Placements	-	-	-	-
Investment Securities Available-for-Sale	5.70	6.49	-	17.44
Loans	5.22	7.08	-	28.53
Investment Securities Held-to-Maturity	9.54	9.80	-	-
Liabilities				
Bank Deposits	2.50	6.26	-	14.92
Other Deposits	1.49	2.54	-	14.05
Interbank Money Market Takings	-	4.73	-	15.46
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	3.08	5.11	-	14.16

3.7 Liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding sources as customer deposits and foreign borrowings, looks after the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity sources.

(Thousands of New Turkish Lira (YTL))

Maturity analysis of assets and liabilities (according to remaining maturities):

	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	623,808	-	-	-	-	-	-	623,808
Banks and Other Financial Institutions	140,452	444,836	-	13,320	400	-	-	599,008
Trading Securities	23,349	117	75	8,921	32,457	168,049	-	232,968
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Investment Securities Available-for-Sale	57,014	160,154	354,428	1,055,356	1,325,652	5,966,104	-	8,918,708
Loans	-	6,773,784	1,371,658	1,903,952	2,503,795	7,876,263	255,968	20,685,420
Investment Securities Held-to-Maturity	-	-	1,408,667	-	192,050	790,419	-	2,391,136
Other Assets	78,659	2,169,528	138,318	44,863	224,543	479,015	2,244,292	5,379,218
Total Assets	**923,282**	**9,548,419**	**3,273,146**	**3,026,412**	**4,278,897**	**15,279,850**	**2,500,260**	**38,830,266**
Liabilities								
Bank Deposits	305,390	371,940	189,469	21,759	9,407	19,724	-	917,689
Other Deposits	4,995,722	13,104,207	5,028,994	407,345	255,242	53,252	-	23,844,762
Other Fundings	-	306,057	193,584	1,304,625	1,310,152	2,513,705	-	5,628,123
Interbank Money Market Takings	-	554,740	-	50,000	401,643	749,799	-	1,756,182
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	66,259	894,005	-	-	-	-	-	960,264
Other Liabilities (**)	134,353	452,244	228,510	137,167	57,239	6,069	4,707,664	5,723,246
Total Liabilities	**5,501,724**	**15,683,193**	**5,640,557**	**1,920,896**	**2,033,683**	**3,342,549**	**4,707,664**	**38,830,266**
Net Liquidity Gap	**-4,578,442**	**-6,134,774**	**-2,367,411**	**1,105,516**	**2,245,214**	**11,937,301**	**-2,207,404**	**-**
Prior Period								
Total Assets	**2,251,808**	**8,998,952**	**1,623,187**	**3,888,684**	**3,400,283**	**13,803,641**	**2,444,179**	**36,410,734**
Total Liabilities	**5,642,006**	**16,317,305**	**3,214,615**	**1,033,284**	**2,980,741**	**2,855,866**	**4,366,917**	**36,410,734**
Net Liquidity Gap	**-3,390,198**	**-7,318,353**	**-1,591,428**	**2,855,400**	**419,542**	**10,947,775**	**-1,922,738**	**-**

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**)Shareholders' Equity is included in "Other liabilities" line under "Undistributed" column.

3.8 Fair values of financial assets and liabilities

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

3.9 Transactions carried out on behalf of customers, items held in trust

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

3.10 Disclosure on operations

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4 Disclosures and Footnotes on Unconsolidated Financial Statements

4.1 Assets

4.1.1 Balances with the Central Bank of Turkey

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Unrestricted Demand Deposits	1,184	434,463	235	1,769,592
Unrestricted Time Deposits	-	-	-	-
Total	**1,184**	**434,463**	**235**	**1,769,592**

4.1.2 Further information on trading securities (presented at net value)

4.1.2.1 Trading securities given as collateral or blocked

None.

4.1.2.2 Trading securities subject to repurchase agreements

None.

4.1.3 Due from foreign banks

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.1.4 Receivables from reverse repurchase agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.1.5 Investment securities available-for-sale

4.1.5.1 Investment securities available-for-sale

Investment securities available-for-sale consist of debt securities, investment funds and shares.

4.1.5.2 Details of investment securities available-for-sale

	Current Period	Prior Period
Debt Securities	**8,866,312**	**8,299,409**
Quoted at Stock Exchange	7,554,182	7,151,163
Not Quoted at Stock Exchange	1,312,130	1,148,246
Common Stocks	**28,989**	**28,864**
Quoted at Stock Exchange	11,191	11,191
Not Quoted at Stock Exchange	17,798	17,673
Impairment Losses (-)	**-23,407**	**-11,086**
Total	**8,918,708**	**8,339,359**

On 1 March 2006, the Bank participated by 5% in Gelişen İşletmeler Piyasaları AŞ for YTL 500 thousands of which YTL 125 thousands was paid.

(Thousands of New Turkish Lira (YTL))

4.1.5.3 Investment securities available-for-sale given as collateral

Collateralized investment securities available-for-sale in YTL include government bonds. Carrying values of such securities with total face value of YTL 435,000 thousands, is YTL 445,805 thousands. The related accrued interest amounts to YTL 29,907 thousands.

Collateralized investment securities available-for-sale in foreign currencies include eurobonds and other foreign currency government securities. Carrying values of such securities with total face value of US$ 404,087,000, is US$ 397,403,870. The related accrued interest amounts to US$ 12,682,480.

4.1.5.4 Investment securities available-for-sale given as collateral or blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Common stocks	-	-	-	-
Bills, bonds and other securities	445,805	529,342	458,437	530,137
Others	-	-	-	-
Total	**445,805**	**529,342**	**458,437**	**530,137**

4.1.5.5 Investment securities available for sale subject to repurchase agreements

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Government Bonds	1,130,455	444,782	1,390,840	184,952
Treasury Bills	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Others	-	132,924	-	133,123
Total	**1,130,455**	**577,706**	**1,390,840**	**318,075**

4.1.6 Loans

4.1.6.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	**-**	**130,468**	**-**	**155,948**
Corporates	-	130,468	-	155,948
Individuals	-	-	-	-
Indirect Lendings to Shareholders	**11,450**	**1,646**	**83,220**	**2,006**
Loans to Employees	**28,815**	**-**	**28,658**	**-**
Total	**40,265**	**132,114**	**111,878**	**157,954**

(Thousands of New Turkish Lira (YTL))

4.1.6.2 *Loans and other receivables classified in groups I and II and restructured or rescheduled*

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Loans	**20,388,021**	-	-	**41,431**
Discounted Bills	53,430	-	-	-
Export Loans	1,838,546	-	-	30,283
Import Loans	33,058	-	-	-
Loans to Financial Sector	223,934	-	-	-
Foreign Loans	383,657	-	-	-
Consumer Loans	4,119,493	-	-	-
Credit Cards	3,991,883	-	-	-
Precious Metal Loans (Gold, etc...)	111,263	-	-	-
Other	9,632,757	-	-	11,148
Specialization Loans	-	-	-	-
Other Receivables	**1,974,648**	-	-	-
Total	**22,362,669**	-	-	**41,431**

4.1.6.3 *Maturity analysis of cash loans*

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira (YTL))

4.1.6.4 *Consumer loans, retail credit cards, personnel loans and personnel credit cards:*

	Short-Term	Medium and Long Term	Total	Accrued Interest and Income
Consumer Loans – YTL	**382,028**	**3,339,744**	**3,721,772**	**34,849**
Housing Loans	6,716	1,762,786	1,769,502	11,011
Automobile Loans	32,129	852,835	884,964	5,830
Consumer Loans	142,086	724,123	866,209	9,202
Other	201,097	-	201,097	8,806
Consumer Loans – FC-indexed	**9,940**	**367,510**	**377,450**	**13,712**
Housing Loans	628	301,447	302,075	11,704
Automobile Loans	2,854	46,571	49,425	1,184
Consumer Loans	6,458	19,492	25,950	824
Other	-	-	-	-
Consumer Loans – FC	**37**	**4,360**	**4,397**	**13**
Housing Loans	-	183	183	1
Automobile Loans	11	4,167	4,178	12
Consumer Loans	26	10	36	-
Other	-	-	-	-
Retail Credit Cards – YTL	**3,891,003**	**-**	**3,891,003**	**36,219**
Installment based	1,900,057	-	1,900,057	17,788
Other Credit Cards	1,990,946	-	1,990,946	18,431
Retail Credit Cards – FC	**8,959**	**-**	**8,959**	**83**
Installment based	-	-	-	-
Other Credit Cards	8,959	-	8,959	83
Personnel Loans – YTL	**7,724**	**7,752**	**15,476**	**199**
Housing Loan	-	465	465	4
Automobile Loans	19	87	106	1
Consumer Loans	5,283	7,200	12,483	124
Other	2,422	-	2,422	70
Personnel Loans - FC-indexed	**-**	**333**	**333**	**18**
Housing Loans	-	94	94	7
Automobile Loans	-	235	235	7
Consumer Loans	-	4	4	4
Other	-	-	-	-
Personnel Loans – FC	**2**	**63**	**65**	**-**
Housing Loans	-	-	-	-
Automobile Loans	-	-	-	-
Consumer Loans	2	63	65	-
Other	-	-	-	-
Personnel Credit Cards – YTL	**12,941**	**-**	**12,941**	**330**
Installment based	-	-	-	-
Other Credit Cards	12,941	-	12,941	330

(Thousands of New Turkish Lira (YTL))

Personnel Credit Cards – FC	-	-	-	-
Installment Based	-	-	-	-
Other Credit Cards	-	-	-	-
Total	4,312,634	3,719,762	8,032,396	85,423

4.1.6.5 *Installment based commercial loans and corporate credit cards*

	Short-Term	Medium and Long Term	Total	Accrued Interest and Income
Installment Based Commercial Loans – YTL	**207,476**	**1,032,122**	**1,239,598**	**9,922**
Housing Loans	1,921	108,397	110,318	779
Automobile Loans	77,125	618,832	695,957	4,591
Consumer Loans	128,430	304,893	433,323	4,552
Other	-	-	-	-
Installment Based Commercial Loans - FC-indexed	**40,263**	**149,866**	**190,129**	**4,964**
Housing Loans	1,000	21,615	22,615	573
Automobile Loans	5,208	89,240	94,448	2,121
Consumer Loans	34,055	39,011	73,066	2,270
Other	-	-	-	-
Installment-based Commerical Loans – FC	-	**232**	**232**	-
Housing Loans	-	-	-	-
Automobile Loans	-	232	232	-
Consumer Loans	-	-	-	-
Other Consumer Loans	-	-	-	-
Corporate Credit Cards – YTL	**76,575**	-	**76,575**	**717**
Installment based	-	-	-	-
Other Credit Cards	76,575	-	76,575	717
Corporate Credit Cards – FC	**2,405**	-	**2,405**	**23**
Installment based	-	-	-	-
Other Credit Cards	2,405	-	2,405	23
Total	**326,719**	**1,182,220**	**1,508,939**	**15,626**

4.1.6.6 *Allocation of loan customers*

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.1.6.7 *Allocation of domestic and foreign loans*

	Current Period	Prior Period
Domestic Loans	20,045,795	16,335,656
Foreign Loans	383,657	364,116
Total	**20,429,452**	**16,699,772**

(Thousands of New Turkish Lira (YTL))

4.1.6.8 *Loans to investments, associates and subsidiaries*

	Current Period	Prior Period
Direct Lendings	52,646	6,895
Indirect Lendings	-	-
Total	**52,646**	**6,895**

4.1.6.9 *Specific provisions for loans*

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	18,211	16,186
Doubtful Loans and Receivables	60,840	53,451
Uncollectible Loans and Receivables	455,098	407,878
Total	**534,149**	**477,515**

4.1.6.10 *Non-performing loans(NPLs) (Net)*

Non-performing loans and other receivables restructured or rescheduled:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Restructured Loans and Receivables	-	-	42,063
Rescheduled Loans and Receivables	-	-	-
Prior Period			
Restructured Loans and Receivables	-	-	37,433
Rescheduled Loans and Receivables	-	-	-

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**99,143**	**108,153**	**507,642**
Additions (+)	23,348	7,196	55,082
Transfer from Other NPL Categories (+)	-	27,549	2,236
Transfer to Other NPL Categories (-)	27,549	2,236	-
Collections (-)	140	46	10,261
Write-offs (-)	-	-	-
Balances at End of Period	**94,802**	**140,616**	**554,699**
Specific Provisions (-)	18,211	60,840	455,098
Net Balance on Balance Sheet	**76,591**	**79,776**	**99,601**

Non-performing loans in foreign currencies:

None.

(Thousands of New Turkish Lira (YTL))

4.1.6.11 Liquidation policy for uncollectible loans and receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.1.7 Factoring receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.1.8 Investment securities held-to-maturity (net)

4.1.8.1 Investment securities held-to-maturity

	Current Period	Prior Period
Debt Securities	**2,414,423**	**2,424,505**
Quoted at Stock Exchange	136,264	136,468
Not Quoted at Stock Exchange	2,278,159	2,288,037
Impairment Losses (-)	**23,287**	**23,550**
Total	**2,391,136**	**2,400,955**

4.1.8.2 Movement of investment securities held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**2,400,955**	**3,605,699**
Foreign Currency Differences On Monetary Assets	-10,082	-67,873
Purchases during the Period	-	988
Disposals through Sales/Redemptions	-	-1,122,588
Impairment Losses (-)	-263	15,271
Restatements Effects of Inflationary Accounting (-)	-	-
Balances at End of Period	**2,391,136**	**2,400,955**

4.1.8.3 Information on investment securities held-to-maturity

Current Period	Historical Costs		Valuation	
	YTL	FC	YTL	FC
Collateralised/Blocked Securities	-	29,836	-	29,143
Securities subject to Repurchase Agreements	-	478,358	-	468,801
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-
Other	988	1,976,605	1,062	1,998,343
Total	**988**	**2,484,799**	**1,062**	**2,496,287**

(Thousands of New Turkish Lira (YTL))

Prior Period	Historical Costs		Valuation	
	YTL	FC	YTL	FC
Collateralised securities	-	22,218	-	21,922
Securities subject to Repurchase Agreements	-	479,023	-	482,540
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-
Other	988	1,983,765	1,040	1,970,071
Total	**988**	**2,485,006**	**1,040**	**2,474,533**

Investment securities held-to-maturity given as collateral:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Bills	-	-	-	-
Bonds and Similar Securities	-	29,836	-	22,218
Other	-	-	-	-
Total	-	**29,836**	-	**22,218**

Above securities are held for legal obligations.

Investment securities held-to-maturity subject to repurchase agreements:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Government Bonds	-	348,849	-	349,373
Treasury Bill	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Other	-	129,509	-	129,650
Total	-	**478,358**	-	**479,023**

Investment securities held-to-maturity held for "structural" position:

None.

(Thousands of New Turkish Lira (YTL))

4.1.9 Investments in associates (Net)

4.1.9.1 Investments in associates

	Associate	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Bankalararası Kart Merkezi AŞ [(1)]	Istanbul/Turkey	10.15	10.15
2	Garanti Turizm Yatırım ve İşletmeleri AŞ	Istanbul/Turkey	43.33	100.00
3	Doc Finance SA	Geneva/Switzerland	29.00	100.00

	Total Assets	Shareholders' Equity	Total Tangible and Intangible Assets	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	9,131	7,444	3,299	543	-	624	-	-
2	55,078	49,166	48,079	12	-	-1,275	-77,887	-
3	62,516	18,568	24	554	-	548	2,659	-

(1) Financial statements are as of 31 December 2005.

4.1.9.2 Movement of investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	**30,635**	**159,640**
Movements during the Period	**39**	**-129,005**
Acquisitions and Participations in Capital Increases	-	21,978
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales/Liquidations	-	-146,085
Reclassifications	-	-
Increase/Decrease in Market Values	-	-
Currency Differences on Foreign Associates	39	-623
Impairment Losses (-)	-	4,275
Balance at End of Period	**30,674**	**30,635**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

Impairment loss of YTL 4,275 thousands for the prior period was resulted from the equity accounting application.

Valuation methods of investments in associates:

Investments in Associates	Current Period	Prior Period
Valued at Cost	1,177	1,177
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	29,497	29,458

(Thousands of New Turkish Lira (YTL))

Sectoral distribution of investments and associates:

Investments in Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	-	-
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	4,440	4,401
Other Investments	26,234	26,234

Quoted associates:
None.

Investments in associates sold during the current period:

None.

Investments in associates acquired during the current period:
None.

4.1.10 Investments in subsidiaries (Net)

4.1.10.1 Investments in subsidiaries

	Subsidiary	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ [2]	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Doğuş Hiz. Yön. ve Org. Danış AŞ	Istanbul/Turkey	93.40	100.00
4	Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ [2]	Istanbul/Turkey	100.00	100.00
5	Garanti Finansal Kiralama AŞ [2]	Istanbul/Turkey	94.10	98.93
6	Garanti Faktoring Hiz. AŞ [1]	Istanbul/Turkey	55.40	55.40
7	Garanti Yatırım Menkul Kıymetler AŞ [2]	Istanbul/Turkey	100.00	100.00
8	Garanti Portföy Yönetimi AŞ [2]	Istanbul/Turkey	100.00	100.00
9	Garanti Sigorta AŞ [2]	Istanbul/Turkey	100.00	100.00
10	Garanti Emeklilik AŞ [2]	Istanbul/Turkey	99.91	100.00
11	Garanti Gayrimenkul Yatırım Ortaklığı AŞ [1]	Istanbul/Turkey	50.98	50.98
12	Garanti Bank International NV [2]	Amsterdam/Holland	100.00	100.00
13	Garanti Bank Moscow [2]	Moscow/Russia	75.02	99.94
14	Garanti Financial Services Plc [2]	Dublin/Ireland	99.99	100.00
15	Garanti Fund Management Co. Ltd [2]	Valetta/Malta	99.50	100.00

(Thousands of New Turkish Lira (YTL))

	Total Assets	Shareholders' Equity	Total Tangible and Intangible Assets	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	10,008	7,637	887	21	705	1,241	-96,240	-
2	10,472	3,980	450	17	351	587	1,309	-
3	1,159	1,125	61	-	26	185	737	-
4	294	182	-	-	2	38	-186	-
5	962,566	116,174	18,134	79,415	513	27,805	-13,086	-
6	356,694	24,025	1,413	16,784	-	3,454	-	94,800
7	19,086	17,134	3,415	-	2,975	1,988	-	-
8	16,461	15,055	3,573	152	1,325	1,775	2,384	-
9	214,469	65,795	17,542	11,028	1,183	12,986	-	-
10	207,635	18,331	5,311	4,013	1,520	-10,013	-29,445	-
11	139,766	88,954	79,011	810	5,203	5,185	403	170,478
12	3,607,470	282,549	52,773	141,020	69,251	29,440	-	-
13	302,452	52,754	1,547	9,538	10,279	3,734	5,322	-
14	10,483	10,059	-	350	-	-257	6,798	-
15	82	-	-	6	-	117	-384	-

(1) Financial statements are as of 31 December 2005, but fair value information is as of 31 March 2006.

(2) Financial statements are as of 31 December 2005.

4.1.10.2 Movement of investments in subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**611,152**	**1,394,851**
Movements during the Period	**49,799**	**-783,699**
Acquisitions and Participations in Capital Increases	12,000	23,089
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales/Liquidations	-	-820,051
Reclassifications	-	-
Increase/Decrease in Market Values	32,421	50,539
Currency Differences on Foreign Subsidiaries	5,378	-38,703
Impairment Losses (-)	-	-1,427
Balance at End of Period	**660,951**	**611,152**
Capital Commitments	-	12,000
Share Percentage at the End of Period (%)	-	-

"Acquisitions and participations in capital increases" for the current period compose of the payment amounting YTL 12,000 thousands for the capital commitment to Garanti Emeklilik AŞ.

(Thousands of New Turkish Lira (YTL))

Valuation methods of investments in subsidiaries:

Subsidiaries	Current Period	Prior Period
Valued at Cost	513,700	496,322
Valued at Fair Value	139,432	107,011
Valued by Equity Method of Accounting	7,819	7,819

Sectoral distribution of investments in subsidiaries:

Subsidiaries	Current Period	Prior Period
Banks	254,634	249,251
Insurance Companies	111,858	99,858
Factoring Companies	52,524	28,755
Leasing Companies	76,169	76,169
Finance Companies	157,876	149,229
Other Subsidiaries	7,890	7,890

Quoted subsidiaries:

Subsidiaries	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	139,432	107,011
Quoted at International Stock Exchanges	-	-

Investments in subsidiaries disposed during the current period:
None.

Investments in subsidiaries acquired during the current period:
None.

4.1.11 Other investments (Net)

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.1.12 Financial lease receivables (Net)

4.1.12.1 Maturity analysis of financial lease receivables

None.

4.1.12.2 Net investment for financial lease

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.1.12.3 Financial lease agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.1.13 Receivables on term sales of assets included in "Miscellaneous Receivables"

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira (YTL))

4.1.14 Accrued interest and income

4.1.14.1 Accrued interest and income on loans

Accrued Interest and Income on Loans	Current Period		Prior Period	
	YTL	FC	YTL	FC
Uncollected Interest Income	4,399	804	4,851	1,245
Interest Income Accruals	105,671	153,728	81,438	122,353
Uncollected Commissions and Other Income	407	56	411	107
Commissions and Other Income Accruals	11,291	1,774	8,286	855
Total	**121,768**	**156,362**	**94,986**	**124,560**

4.1.14.2 Other accrued interest and income

Other Accrued Interest and Income Receivable on	Current Period		Prior Period	
	YTL	FC	YTL	FC
Trading Securities	239	1,712	159	2,739
Investment Securities Available-for-Sale	222,285	86,207	317,198	92,891
Investment Securities Held-to-Maturity	74	106,138	52	74,566
Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	18,547	3,443	17,012	2,744
Financial Derivative Instruments:	786	8,273	406	9,482
Interest and Income Accruals	*112*	*6,914*	*172*	*5,363*
Income Accruals for Foreign Exchange Gains	*674*	*1,359*	*234*	*4,119*
Financial Leases	-	-	-	-
Other	13,152	1,186	20,016	1,342
Total	**255,083**	**206,959**	**354,843**	**183,764**

4.1.15 Tangible assets (Net)

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.1.16 Intangible assets

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira (YTL))

4.1.17 Deferred tax assets

4.1.17.1 Timing differences, tax losses and tax deductions and exemptions

As of 31 March 2006, the Bank had a deferred tax asset of YTL 39,975 thousands calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences.

The Bank did not have any deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 31 March 2006. However, there was a deferred tax asset of YTL 90,923 thousands and deferred tax liability of YTL 50,948 thousands presented as net in the accompanying financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

4.1.17.2 Timing differences for which no deferred tax assets were calculated or recorded in the prior periods and their expiry dates, tax losses and tax deductions and exemptions

None.

4.1.17.3 Impairment provisions for deferred tax assets and deferred tax assets arising on reversal of impairment provisions

None.

4.1.18 Other assets

4.1.18.1 Prepaid expenses, taxes and similar items

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.1.18.2 Components of other assets, as each sub-account exceeding 20% of the total seperately, excluding off-balance sheet items exceeding 10% of total assets

None.

(Thousands of New Turkish Lira (YTL))

4.2 Liabilities

4.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	809,354	-	2,027,070	4,327,141	139,550	69,277	77,904
Foreign Currency Deposists	2,874,534	-	3,049,972	3,315,223	742,631	241,350	438,764
Residents in Turkey	2,539,030	-	2,787,421	3,199,850	717,921	140,024	384,857
Residents Abroad	335,504	-	262,551	115,373	24,710	101,326	53,907
Public Sector Deposits	82,000	-	1,531	958	438	41	40
Commercial Deposits	919,486	-	1,483,990	2,763,379	15,360	1,230	4,012
Other	290,506	-	31,968	96,753	409	1,280	163
Precious Metal Deposits	19,842	-	124	1,186	2,471	14,825	-
Bank Deposits	305,390	-	102,231	292,190	121,965	37,847	58,066
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	1,107	-	5,000	49,502	3,000	32,135	19,724
Foreign Banks	240,166	-	97,231	242,520	118,965	5,712	38,342
Special Purpose Financials Institutions	64,117	-	-	168	-	-	-
Other	-	-	-	-	-	-	-
Total	5,301,112	-	6,696,886	10,796,830	1,022,824	365,850	578,949

Prior Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	791,429	-	1,626,428	3,733,734	201,849	72,561	94,648
Foreign Currency Deposists	3,177,372	-	3,863,868	2,621,988	563,984	249,975	402,898
Residents in Turkey	2,857,627	-	3,764,432	2,501,085	547,071	165,220	342,167
Residents Abroad	319,745	-	99,436	120,903	16,913	84,755	60,731
Public Sector Deposits	10,827	-	18,192	15,592	459	38	40
Commercial Deposits	1,040,771	-	1,875,516	1,361,302	89,733	3,168	4,596
Other	171,039	-	31,254	78,610	922	1,316	158
Precious Metal Deposits	4,490	-	22	1,048	-	13,100	-
Bank Deposits	264,491	-	51,755	124,090	28,363	48,398	54,705
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	1,456	-	5,000	40,000	25,465	36,403	19,753
Foreign Banks	197,231	-	46,755	84,090	2,898	11,995	34,952
Special Purpose Financials Institutions	65,804	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	5,460,469	-	7,467,035	7,936,364	885,310	388,556	557,045

(Thousands of New Turkish Lira (YTL))

4.2.1.1 Saving deposits insured by Saving Deposit Insurance Fund and total amount of deposits exceeding insurance coverage limit

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	3,780,517	3,555,602	3,604,278	2,901,048
Foreign Currency Saving Deposits	2,511,523	2,594,253	3,762,263	3,836,318
Other Deposits	1,003	605	34,907	16,432
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

4.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.2.1.3 Saving deposits out of the insurance coverage limits of Saving Deposit Insurance Fund

Saving Deposits at	Current Period	Prior Period
Foreign Branches	307,197	273,112
Off-Shore Branches	-	-

4.2.2 Funds provided from transactions by repurchase transactions

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Transactions	**306,406**	-	**1,256,418**	-
Financial Institutions and Organizations	15,501	-	113,839	-
Other Institutions and Organizations	259,193	-	1,117,799	-
Individuals	31,712	-	24,780	-
Foreign Transactions	**600,396**	**849,380**	**50,320**	**649,707**
Financial Institutions and Organizations	600,000	849,380	50,000	649,707
Other Institutions and Organizations	200	-	233	-
Individuals	196	-	87	-
Total	**906,802**	**849,380**	**1,306,738**	**649,707**

4.2.3 Funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-term	150,814	2,918,474	122,070	2,832,882
Medium and Long-term	-	2,558,835	-	2,557,898
Total	**150,814**	**5,477,309**	**122,070**	**5,390,780**

4.2.3.1 Disclosures for concentration areas of the Bank's commitments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira (YTL))

4.2.4 Disclosure for securities issued

None.

4.2.4.1 Convertible bonds

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.2.4.2 Maturity, interest and currency profile of securities issued

None.

4.2.5 Funds

None.

4.2.6 Miscellaneous payables

	Current Period	Prior Period
Cash Collaterals Received	911	872

4.2.6.1 Nature of cash collaterals received

Cash collaterals received consist of deposits blocked for loans, export and import transactions.

4.2.7 Components of other liabilities, as each sub-account exceeding 20% of the total seperately, excluding off-balance sheet items exceeding 10% of total liabilities

None.

4.2.8 Taxes and other duties payable

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.2.9 Factoring payables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.2.10 Criteria used in the determination of lease instalments in the financial lease contracts, renewal and purchase options, restrictions, and significant burdens imposed on the bank on such contracts

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.2.10.1 Changes in agreements and further commitments arising

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira (YTL))

4.2.10.2 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Up to 1 Year	15,335	13,454	18,130	15,550
1-4 Years	6,936	6,075	8,740	7,785
More than 4 Years	-	-	-	-
Total	**22,271**	**19,529**	**26,870**	**23,335**

4.2.10.3 Operational lease agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.2.10.4 "Sale-and-lease-back" agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.2.11 Accrued interest and expenses

Accrued Interest and Expenses on	**Current Period**		**Prior Period**	
	YTL	**FC**	**YTL**	**FC**
Deposits	129,111	29,633	116,434	22,156
Funds Borrowed	4,182	59,611	3,561	43,744
Securities Issued	-	-	-	-
Repurchase Agreements	17,659	8,689	4,428	4,078
Financial Derivative Instruments:	50,125	1,502	29,548	2,331
Interest and Expense Accruals	*1,850*	*633*	*1,040*	*1,197*
Expense Accruals for Foreign Exchange Losses	*48,275*	*869*	*28,508*	*1,134*
Factoring Payables	-	-	-	-
Other	15,600	13,721	3,705	12,318
Total	**216,677**	**113,156**	**157,676**	**84,627**

4.2.12 Provisions and subordinated loans

4.2.12.1 General provisions

	Current Period	**Prior Period**
General Provision for	**117,966**	**99,400**
Loans and Receivables in Group I	102,670	85,028
Loans and Receivables in Group II	207	227
Non-Cash Loans	15,089	14,145
Other	-	-

4.2.12.2 Reserve for employee termination benefits and notification indemnity

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira (YTL))

4.2.12.3 Liabilities resulting from retirement rights

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.2.12.4 Nature of provisions, timing and amount of expected payments and uncertainties

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.2.12.5 Provisions for foreign exchange differences on foreign currency indexed loans

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.2.12.6 Provisions for impairment losses at settlement dates

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.2.12.7 Provisions for non-cash loans that are not indemnified and converted into cash

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.2.12.8 General reserves for possible losses

	Current Period	Prior Period
Balance at Beginning of Period	**58,500**	**41,500**
Provision for realized losses	-11,750	-
Current period general reserve provision	-	17,000
Restatement effects of inflationary accounting	-	-
Balance at End of Period	**46,750**	**58,500**

4.2.12.9 Disclosures on number of subordinated loans received by the bank, their maturities and interest rates, the names of lenders and if any options for conversions into shares

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.2.12.10 Subordinated loans

None.

4.2.13 Information on shareholders' equity

4.2.13.1 Paid-in capital

	Current Period	Prior Period
Common Shares	2,100,000	2,100,000
Preference Shares	-	-

4.2.13.2 Registered share capital system

Capital	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	2,100,000	7,000,000
Preference Shares	-	-

4.2.13.3 Capital increases in current year

None.

4.2.13.4 Capital increases from revaluation fund in current year

None.

4.2.13.5 Capital commitments for current financial year and following year

None.

4.2.13.6 Information on privileges given to stocks representing the capital

None.

4.2.14 Common stock issue premiums, shares and equity instruments

	Current Period	Prior Period
Number of Shares (billions)	210	210
Preferred Stock	-	-
Common Stock Issue Premium	-	-
Common Stock Canceling Profit	-	-
Other Equity Instruments	-	-
Total Common Stock Issue	**210**	**210**

4.2.15 Securities value increase fund

Securities value increase fund

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Accounting for foreign exchange gains/losses on investments, associates, subsidiaries and common stocks in investment securities available-for-sale

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Any foreign exchange gains/losses classified under shareholders' equity in prior periods
Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.2.16 Revaluation fund

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira (YTL))

4.2.17 Revaluation surplus

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.2.18 Legal reserves

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.2.19 Extraordinary reserves

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.2.20 Shareholders having more than 10% share in capital and/or voting right

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	497,400	23,69%	497,400	-
GE Araştırma ve Müşavirlik Limited Şti.	535,500	25,50%	535,500	-

In 2004 and 2005, Doğuş Holding AŞ had two separate agreements with a foreign portfolio investor for issuing options to purchase a portion of the shares of the Bank owned by Doğuş Holding AŞ. In accordance with the related Security's Lending Agreements, the investor took over all the ownership rights including the sale of 20,690,723,199 shares representing 9.85% of the Bank's capital (per 1 New Kuruş) throughout the agreed option period. The total number of 3,471,074,325 shares representing 1.653% of the Bank's capital were pledged to the investor for its unused additional purchase rights.

The sale of the Bank's shares having a total nominal value of YTL 535,500 thousands representing 25.5% of the Bank's issued share capital; and 182 of the founder shares by Doğuş Holding AŞ to GE Araştırma ve Müşavirlik Limited Şti., an investee company of GE Capital Corporation incorporated in Turkey, was completed on 22 December 2005. A call has been made to the Bank's minority shareholders according to the paragraph 17 of the Article IV no.8 "Principles on Voting by Proxy at General Assembly and Gathering Proxy or Common Stock through Calls for Quoted Companies" of the Turkish Capital Market Board, starting from 27 March 2006 to purchase the shares with a total face value of YTL 1,564,500 at a price of YTL 3.90 per share from the minority shareholders. The call period has ended on 10 April 2006 and the minority shareholders responded to this call by selling 6,249.49 shares with a face value of YTL 1 each. Accordingly, the shares owned by GE Araştırma ve Müşavirlik Limited Şti. increased to YTL 535,506 thousands.

(Thousands of New Turkish Lira (YTL))

4.3 Income Statement

4.3.1 Interest Income

4.3.1.1 Interest income received from investments, associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments in Associates and Subsidiaries	272	906

4.3.1.2 Income from financial lease

None.

4.3.1.3 Interest income received from reverse repurchase agreements

None.

4.3.1.4 Interest income from factoring receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.3.2 Interest Expenses

4.3.2.1 Interest expenses paid to investments, associates and subsidiaries

	Current Period	Prior Period
Interest Paid to Investments in Associates and Subsidiaries	4,365	498

4.3.2.2 Expenses on financial lease

	Current Period	Prior Period
Financial Leasing Expenses	1,110	1,470

(Thousands of New Turkish Lira (YTL))

4.3.2.3 Maturity structure of interest expense on deposits

Account Description	Demand Deposits	Time Deposits					Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	
YTL							
Bank Deposits	46	20,733	-	-	-	-	20,779
Saving Deposits	300	64,036	156,925	6,136	3,137	3,369	233,903
Public Sector Deposits	-	126	155	16	1	2	300
Commercial Deposits	271	57,671	74,673	5,083	98	168	137,964
Other	1,053	1,399	3,831	74	56	5	6,418
"7 Days Notice" Deposits	-	-	-	-	-	-	-
Precious Metal Deposits	-	-	-	-	-	-	-
Total YTL	**1,670**	**143,965**	**235,584**	**11,309**	**3,292**	**3,544**	**399,364**
FC							
Foreign Currency Deposits	2,135	28,935	25,453	5,428	1,375	3,201	66,527
Bank Deposits	-	3,096	-	-	-	-	3,096
Precious Metal Deposits	-	-	3	3	104	-	110
Total FC	**2,135**	**32,031**	**25,456**	**5,431**	**1,479**	**3,201**	**69,733**
Grand Total	**3,805**	**175,996**	**261,040**	**16,740**	**4,771**	**6,745**	**469,097**

4.3.2.4 Interest expense on repurchase agreements

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Interest Paid on Repurchase Agreements	37,758	5,481	44,733	5,867

4.3.2.5 Interest expenses on factoring payables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.3.3 Other operating income

Other operating income consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

(Thousands of New Turkish Lira (YTL))

4.3.4 Provision for loan or other receivable losses

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	66,260	146,161
Loans and Receivables in Group III	*1,567*	-
Loans and Receivables in Group IV	*2,787*	*1,139*
Loans and Receivables in Group V	*61,906*	*145,022*
General Provisions	18,572	5,803
Provision for Possible Losses	-	8,000
Foreign Exchange Losses on Foreign Currency Indexed Loans (*)	-	-
Impairment Losses on Securities	245	14,280
Trading securities	245	5,350
Available-for-sale securities	-	8,930
Other Impairment Losses	-	13,711
Associates	-	4,084
Subsidiaries	-	4,339
Joint Ventures	-	-
Investment Securities Held to Maturity	-	5,288
Other	468	20,567
Total	**85,545**	**208,522**

(*) in compliance with the Article of "Changes in the Article related with the Uniform Chart of Accounts and the Related Explanations" as published in the Offical Gazette no.25984 dated 2 November 2005, "foreign exchange losses on foreign currency indexed loans and securities" in the amounts of YTL 3,508 thousands and YTL 10,337 thousands in the current period and YTL 1,783 thousands and YTL 53,552 thousands in the prior period, respectively, are included in "other operating expenses".

4.3.5 Other operating expenses

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.3.6 Income/losses from investments, associates and subsidiaries

4.3.6.1 Income and losses

None.

4.3.6.2 Income/losses from investments in associates resulting from equity accounting

There are no in the current period.

Losses from investments in associates accounted under equity accounting for the prior period, are presented in 4.3.4 above under "other impairment losses". There are no income recognized for associates under equity method of accounting.

4.3.6.3 Income or loss from transactions with companies and individuals in the Bank's risk group

The related disclosure is presented in details in Note 4.8.

(Thousands of New Turkish Lira (YTL))

4.3.7 Provision for taxes on income

4.3.7.1 Current period tax charge/credit and deferred tax income/expense

As of 31 March 2006, the Bank recorded a tax expense of YTL 104,543 thousands and a deferred tax income of YTL 22,793 thousands in the current period.

4.3.7.2 Deferred tax income/expense on timing differences

Deferred tax income/(expense) on timing difference	**Current Period**
Increase in tax deductable timing differences	27,904
Decrease in tax deductable timing differences (-)	7,875
Increase in taxable timing differences (-)	59
Decrease in taxable timing differences	2,823
Total	**22,793**

4.3.7.3 Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	**Current Period**
Increase/(decrease) in tax deductable timing differences	20,029
(Increase)/decrease in taxable timing differences	2,764
Increase/(decrease) in tax losses	-
Increase/(decrease) in tax deductions and exemptions	-
Total	**22,793**

4.3.8 Net profit and loss

4.3.8.1 Any further explanation on operating results needed for proper understanding of the Bank's performance

None.

4.3.8.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

4.3.9 Quantification of any changes in accounting estimates that had material effect in current period and may materially affect subsequent periods

None.

(Thousands of New Turkish Lira (YTL))

4.4 Off-Balance Sheet Items

4.4.1 Off-balance sheet contingencies

4.4.1.1 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Loan Risks	469,310	326,860
With Original Maturity of 1 Year or Less	*59,231*	*46,395*
With Original Maturity of More Than 1 Year	*410,079*	*280,465*
Other Non-Cash Loans	8,013,830	7,810,969
Total	**8,483,140**	**8,173,829**

4.4.1.2 Other disclosures on non-cash loans

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.4.1.3 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	3,967,843	3,872,083
Letters of Guarantee in YTL	2,130,001	2,090,318
Letters of Credit	1,473,586	1,318,659
Bank Acceptances	282,521	286,255
Prefinancing	-	-
Total	**7,853,951**	**7,567,315**

4.4.1.4 Possible losses from off-balance sheet items

None.

4.4.1.5 Pledges, mortgages, other restrictions and acquisition commitments on tangible assets

None.

4.4.1.6 Explanation for the following matters separately from other conditional commitments

The Bank's share in commitments for joint venture:

None.

Accounting method of commitments:
The Bank has capital commitments amounting YTL 375 thousands for its subsidiaries, associates and other investments. Furthermore, there are letters of guarantee amounting YTL 113,692 thousands issued for several entities for the Bank's own business.

4.4.2 Financial derivative instruments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.4.3 Services rendered on behalf of third parties

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.4.4 The Bank's latest international risk ratings

MOODY'S *(January 2006*)*

Long Term FC Deposit	B1
Long Term YTL Deposit	A3
Short Term YTL Deposit	Prime-2
Long Term FC Deposit Outlook	Stable
FSR	D+
FSR Outlook	Positive

STANDARD AND POORS *(January 2006*)*

Long Term FC Obligations	BB-
Long Term FC Deposit	BB-
Outlook	Positive

FITCH RATINGS *(December 2005*)*

Foreign Currency	
Long Term	BB-
Short Term	B
Outlook	Positive
Individual	C/D
Support	4
Turkish Lira	
Long Term	BB-
Short Term	B
Outlook	Positive
National	A+
Outlook	Stable

CAPITAL INTELLIGENCE *(August 2005*)*

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB
Support	2
Outlook	Stable

(*) Latest dates in risk notes or outlooks.

(Thousands of New Turkish Lira (YTL))

4.5 Statement of Changes in Shareholders' Equity

4.5.1 Any increases arising from application of accounting for financial instruments

4.5.1.1 Increases from valuation of investment securities available-for-sale

None.

4.5.1.2 Increases due to cash flow hedges

In 2004, the Bank entered into swap contracts to convert variable interest rates on its borrowings to fixed interest rates for cash flow hedging purposes. A gain of YTL 12,563 thousands on such effective hedging contracts were classified directly under shareholders' equity within "other profit reserves" in the prior period. In the current period, the amount recorded under shareholders' equity is YTL 4,498 thousands after netting with the related tax effect.

4.5.1.3 Reconciliation of foreign exchange differences at beginning and end of current period

The reconciliation has been completed.

4.5.2 Any decreases arising from application of accounting for financial instruments

4.5.2.1 Decreases from valuation of investment securities available-for-sale

As of 31 March 2006, the revaluation of investment securities available-for-sale at fair value netted with the related deferred tax liability effect has resulted in a decrease by YTL 13,958 thousands that is presented as the current period movement in "securities value increase fund" in the statement of changes in shareholders' equity. The amounts transferred to"net profit" from "securities value increase fund" were YTL 6,144 thousands and YTL 38,854 thousands for the three-month periods ended 31 March 2006 and 2005, respectively.

4.5.2.2 Decreases due to cash flow hedges

None.

4.5.3 Dividends

4.5.3.1 Any dividends declared after date of balance sheet but before publishing financial statements:

At the General Assembly dated 5 April 2006, it was decided to distribute the 2005 income as follows:

2005 PROFIT DISTRIBUTION TABLE	
CURRENT YEAR PROFIT	**708,394**
A - I.Legal reserve (Turkish Commercial Code 466/1) at 5%	-35,420
B – The first dividend at 5% of the Paid Capital	-105,000
C – Extraordinary reserves at 5% after above deductions	-28,399
D -	
- to the members of the Board of Directors upto 5%	-
- to the Bank personnel at 5%	-24,526
- to the owners of the Founder Shares	-49,052
E – Extraordinary reserves	-458,639
F - II.Legal reserve (Turkish Commercial Code 466/2)	-7,358

(Thousands of New Turkish Lira (YTL))

4.5.3.2 Earnings per share to be distributed to shareholders after balance sheet date

As per the resolutions of the Board of Directors and the General Assembly on 5 April 2006, the profit distribution as detailed below was decided.

CASH DIVIDEND ON 2005 PROFIT TO BE PAID TO ORDINARY SHARE HOLDERS

	AMOUNTS TO BE PAID IN CASH			DIVIDEND PAYMENT DATE
	TOTAL AMOUNT OF DIVIDEND	DIVIDEND PER SHARE WITH A FACE VALUE OF YTL 1		
		AMOUNT	RATIO (%)	
GROSS	105,000	0.05000	5.00000	12.04.2006
NET(*)	95,022	0.04525	4.52485	

CASH DIVIDEND ON 2005 PROFIT TO BE PAID TO FOUNDER SHARE HOLDERS

	AMOUNTS TO BE PAID IN CASH			DIVIDEND PAYMENT DATE
	TOTAL AMOUNT OF DIVIDEND	DIVIDEND PER SHARE		
		NO OF SHARES	AMOUNT	
GROSS	49,052	370	133	12.04.2006
NET(*)	44,391	370	120	

(*) According to the paragraph 6 (bi) of the article 94 of the Income Tax Law, the individuals, and the nonresident institutions and individuals are subject to a withholding tax of 10% (except for the ones with the operations and the permanent representatives in Turkey). However, there will be no withholding taxes on the dividend derived from income already subjected to the withholding tax on the investment incentives according to the temporary article 61 of the Income Tax Law.

4.5.3.3 Suggestions to general assembly for timing of profit distribution and if it is decided not to distribute any profits, reasons for such a decision

As per the resolution of the Board of Directors on 5 April 2006, the Bank started paying dividends amounting YTL 105,000 thousands to the ordinary share holders and YTL 49,052 thousands to the owners of the founder shares as of 12 April 2006.

4.5.4 Transfers to legal reserves

None.

4.5.5 Issuance of share certificates

According to the Articles of Association of the Bank, there are 370 founder shares. It is required in the Articles of Association to distribute 10% of the distributable profit to the holders of these founder shares after allocating 5% to legal reserves, distributing dividend at an amount equal to 5% of the capital and allocating 5% of the remaining to extraordinary reserves.

4.5.6 Effects of prior years' corrections to beginning balances of current period

None.

4.5.7 Compensation of prior period losses

None.

(Thousands of New Turkish Lira (YTL))

4.6 Statement of Cash Flows

4.6.1 Disclosures for "other" items in statement of cash flows and effect of change in foreign currency rates cash and cash equivalents

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.6.2 Cash outflows from acquisition of investments, associates, subsidiaries and other investments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.6.3 Cash inflows from disposal of investments, associates, subsidiaries and other investments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.6.4 Cash and cash equivalents at beginning of period

	Current Period 31.12.2005	**Prior Period 31.12.2004**
Cash on Hand	**197,657**	**189,528**
Cash in YTL	*107,356*	*62,013*
Cash in Foreign Currency	*90,301*	*127,515*
Cash Equivalents	**2,690,552**	**1,299,916**
Other	*2,690,552*	*1,299,916*
TOTAL	**2,888,209**	**1,489,444**

4.6.5 Cash and cash equivalents at end of period

	Current Period 31.03.2006	**Prior Period 31.03.2005**
Cash on Hand	**181,761**	**136,323**
Cash in YTL	*106,012*	*62,955*
Cash in Foreign Currency	*75,749*	*73,368*
Cash Equivalents	**893,501**	**964,933**
Other	*893,501*	*964,933*
TOTAL	**1,075,262**	**1,101,256**

4.6.6 Restricted cash and cash equivalents due to legal requirements or other reasons

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.6.7 Additional information

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.7 Accounting for Entities Acquired through Mergers and Acquisitions

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira (YTL))

4.8 Related Party Risks

4.8.1 Volume of transactions with the Bank's risk group, lendings and deposits outstanding at period end and income and expenses from transactions incurred during the period

4.8.1.1 Current Period

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	553,925	15,818	220,633	155,948	116,293	2,006
Balance at end of period	643,079	18,015	223,926	130,468	44,307	1,646
Interest and Commission Income	469	37	3	521	402	6

(1) As described in the Article 20, clause (2) of "Regulation on Establishment and Operations of Banks".

4.8.1.2 Prior Period

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	1,264,138	17,146	55,760	189,462	180,748	8,510
Balance at end of period	553,925	15,818	220,633	155,948	116,293	2,006
Interest and Commission Income	958	45	835	289	1,079	31

(1) As described in the Article 20, clause (2) of "Regulation on Establishment and Operations of Banks".

4.8.1.3 Other related party balances

Deposits:

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	165,859	65,484	1,143,865	7,046	125,258	145,656
Balance at end of period	105,740	165,859	637,223	1,143,865	138,466	125,258
Interest Expenses	4,365	498	14,180	318	2,353	3,660

(1) As described in the Article 20, clause (2) of "Regulation on Establishment and Operations of Banks".

(Thousands of New Turkish Lira (YTL))

Derivative transactions:

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Trading Transactions:						
Beginning of Period	-	-	-	-	-	680
End of Period	2,968	-	-	-	-	-
Total Profit/Loss	-4	153	-	-	-	-48
Hedging Transactions:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(1) As described in the Article 20, clause (2) of "Regulation on Establishment and Operations of Banks".

4.8.2 The Bank's risk group

4.8.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

4.8.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting YTL 64,096 thousands compose 0.31% of the Bank's total cash loans and 0.17% of the Bank's total assets. The total loans and similar receivables amounting YTL 911,312 thousands compose 2.35% of the Bank's total assets. The non-cash loans of the risk group amounting YTL 150,129 thousands compose 1.77% of the Bank's total non-cash loans. The deposits of the risk group amounting YTL 881,429 thousands compose 3.56% of the Bank's total deposits. The pricing of transactions with the risk group companies is set in compliance with the market prices.

4.8.2.3 Other matters not required to be disclosed

None.

4.8.2.4 Transactions accounted under equity method

Please refer to Notes 4.1.9 and 4.1.10.

4.8.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Garanti Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

4.9 Accounting in Hyperinflationary Economies

As per the decision no.1623 of BRSA dated 21 April 2005 and the Circular dated 28 April 2005, it is announced that the application of inflation accounting to be ceased in banking sector because the criteria as set out per the article 5 of the Statement no.14 of "Regulation on Accounting Standards"; "Accounting Standard for Financial Reporting in Hyperinflationary Economies" no longer confirm the existence of a hyperinflationary economy. Accordingly, starting from 1 January 2005 the application of inflation accounting has been ended.

4.10 Domestic, Foreign and Off-Shore Branches and Foreign Representative Offices

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira (YTL))

4.11 Significant Events and Matters Arising Subsequent to Balance Sheet Date

- As explained in Note 4.2.20, Doğuş Holding AŞ signed a Share Sales Agreement on 24 August 2005 for the sale of 53,550,000,000 shares representing 25.5% of the Bank issued share capital to GE Araştırma ve Müşavirlik Limited Şti which is a GE Group company. According to this agreement, certain non-financial participations and property are to be taken over by Doğuş Holding AŞ at a total price of YTL 958 millions calculated based on the financial statements as of 31 March 2005. 50% of the sale price to be collected at the closing date, 25% to be collected one year from the closing date and the remaining to be collected two years from the closing date. Accordingly, following the sale of shares, the Bank's certain non-financial subsidiaries representing the first group were transferred over to Doğuş Holding AŞ on 22 December 2005.

  In accordance with the terms of the agreement, the assets that are categorized as the second group representing certain non-financial associates namely Garanti Turizm Yatırım ve İşletmeleri AŞ and Doc Finance SA having a total book value of YTL 29,497 thousands and certain real estates either in use or held for resale (Ankara-Çankaya-building, İstanbul-Esenyurt/B.Çekmece-building, Kocaeli-Gebze-building, İstanbul-Kartal-two pieces of land, İstanbul-Çatalca/B.Çekmece-land) having a total book value of YTL 237,536 thousands were altogether sold to Doğuş Holding AŞ on 17 April 2006. YTL 100,000 thousands of the total sale price amounting YTL 273,397 thousands was collected on the date of sale and the remaining are to be collected in two equal instalments, each amounting YTL 86,698,500, on 22 December 2006 and 24 December 2007.

- The Bank has started working on obtaining a foreign funding to be backed by the flows of transfer orders amounting US$ 875 millions with a maximum maturity of ten years.

(Thousands of New Turkish Lira (YTL))

5 Other Disclosures and Footnotes

5.1 Other Disclosures on Activities of the Bank

- The Bank signed a preliminary agreement with the European Investment Bank in March 2006 for a 10-year loan amounting EUR 100 millions to finance its commercial and SME customers. The loan related processes continue.

- As per the temporary Article no.23 of the Turkish Banking Law no.5411 as approved by the Turkish Parliament on 19 October 2005, pension funds similar to foundations are required to be transferred directly to Social Security Foundation (SSF) within a period of three years.

  As per this new Law, a commission established by the representatives from various organizations will calculate the commitment for each fund based on the actuarial calculations made taking into account the revenues and expenses of the funds. The commitment to be calculated will be paid maximum in 15 years in equal instalments. The commission established under the coordination of the Ministry of Labour and Social Security is currently working on the methodology and parameters to be used for the calculation of such commitments. However, the President has applied to the Constitution Court for the annulment of this Article on 2 November 2005.

  The employees of the Bank are the members of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund). The technical financial statements of the Fund are audited by the certified actuary according to the Article no.38 of the Insurance Law and the "Actuaries Regulation" issued as per this Article.

  As per the actuarial calculation made on the technical financial statements of the Fund as of 31 December 2005 taking into account 10.24% as the technical interest rate that was defined during the studies under the coordination of the Ministry of Labour and Social Security, there is no technical or actual deficit that needs to be provided against. Furthermore, the Bank management believes that the Fund is capable of meeting its liabilities to be calculated by the commission mentioned above during the transfer of the Fund without any burden to the Bank.

- According to the draft "Corporate Tax Law" announced by the Ministry of Finance, the corporate tax rate will be reduced to 20% from 30% effective from the taxation periods starting from 1 January 2006. In the event that the draft Law passes and becomes effective, the corporate income tax will be levied at the rate of 20% on the corporate income tax base for the year starting from 1 January 2006. However, as the draft Law has not become effective, the tax rate used in the calculation of the corporate tax as of March 31, 2006 is 30%.

6 Independent Auditor's Report

6.1 Disclosure on Independent Auditor's Report

The Bank's unconsolidated interim financial statements as of 31 March 2006, have been subject to review by Akis Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International). It was noted in their review report dated 2 May 2006 that nothing material has come to their attention that caused them to believe that the accompanying unconsolidated interim financial statements do not give a true and fair view of the Bank's financial position and results of its operations as of 31 March 2006.